UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 AND FOR THE SIX AND THREE

MONTH PERIODS THEN ENDED

PRESENTED WITH COMPARATIVE FIGURES

GLOSSARY OF TERMS

The following definitions are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the consolidated financial statements of the Company.

Terms	Definitions
AESEBA	AESEBA S.A.
BBVA	Banco Bilbao Vizcaya Argentaria S.A.
BLL	Bodega Loma La Lata S.A.
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CC	Combined cycle
CEMSA	Comercializadora de Energía del Mercosur S.A.
CIESA	Compañía de inversiones de energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CPB	Central Piedra Buena S.A.
CTG	Central Térmica Güemes S.A.
CTLL	Central Térmica Loma La Lata S.A.
CYCSA	Comunicaciones y Consumos S.A.
DESA	Desarrollos Energéticos S.A.
DO	Availability objective
EASA	Electricidad Argentina S.A.
EDELAR	Empresa Distribuidora de Electricidad de La Rioja S.A.
EDEN	Empresa Distribuidora de Energía Norte S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
EGSSA	EMDERSA Generación Salta S.A.
EGSSAH	EGSSA Holding S.A.
EMDERSA	Empresa Distribuidora Eléctrica Regional S.A.
ENRE	National Regulatory Authority of Electricity
EPCA	EPCA S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
FOCEDE	Fund works of consolidation and expansion of electrical distribution
FOTAE	Works Administration Trust Transport for Electricity Supply
FONINVEMEM	Fund for Investments required to increase the electric power supply in the WEM
Grupo Dolphin	Grupo Dolphin S.A.
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
Hrp	Hours of power remuneration
IEASA	IEASA S.A.
INDISA	Inversora Diamante S.A.
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
LVFVD	Sales Liquidations with Maturity Date to be Defined
MAT	WEM’s Forward Market
MEM	Wholesale Electricity Market
MMC	Cost Monitoring Mechanism
MAN Engines	MAN B & W Diesel model 18V32/40PGI
NIC	International Accounting Standards
NIIF	International Accounting Standards and Interpretations Interpretations Committee International Financial Reporting Standards
Orígenes Retiro	Orígenes Seguros de Retiro S.A.
Orígenes Vida	Orígenes Seguros de Vida S.A.
PEPASA	Petrolera Pampa S.A.
PISA	Pampa Inversiones S.A.
Powerco	Powerco S.A.
PP	Pampa Participaciones S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
PP II	Pampa Participaciones II S.A.
PRESA	Pampa Real Estate S.A.
PUREE	Rational Use of Electricity Programme
PYSSA	Préstamos y Servicios S.A.
SACME	SACME S.A.
ES	Secretary of Energy
The Company / Group	Pampa Energía S.A. and its subsidiaries
TG	Gas turbine
TGS	Transportadora de Gas del Sur S.A.
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
TV	Steam turbine
UTE Apache	Apache Energía Argentina S.R.L. - Petrolera Pampa S.A., Unión Transitoria de Empresas - Estación
Fernandez Oro y Anticlinal Campamento
VCP	Short-term securities
VRD	Debt Securities

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of June 30, 2013

presented with comparative figures

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	06.30.2013	12.31.2012
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	8	6,376,857,455	6,016,865,275
Intangible assets	9	931,605,903	1,808,511,175
Biological assets		1,955,703	1,976,109
Investments in joint ventures	10	180,296,071	192,315,761
Investments in associates	11	136,702,996	132,546,155
Financial assets at fair value through profit and loss	12	357,285,224	303,792,067
Deferred tax asset	13	180,525,383	87,532,301
Trade and other receivables	14	281,863,775	422,059,202
Total non current assets		8,447,092,510	8,965,598,045

CURRENT ASSETS
Inventories		81,417,626	103,330,353
Biological assets		119,409	497,255
Infrastructure under construction		-	84,465,694
Financial assets at fair value through profit and loss	12	109,398,849	113,411,590
Trade and other receivables	14	2,568,850,925	1,541,543,369
Cash and cash equivalents	15	702,503,333	279,881,871
Total current assets		3,462,290,142	2,123,130,132
Assets classified as held for sale	31	286,714,516	235,196,934
Total assets		12,196,097,168	11,323,925,111

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of June 30, 2013

presented with comparative figures

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Nota	06.30.2013	12.31.2012
SHAREHOLDERS´ EQUITY
Share capital	16	1,314,310,895	1,314,310,895
Additional paid-in capital		246,555,642	1,018,352,216
Reserve for directors’ options		254,878,377	250,405,701
Retained earing (Accumulated losses)		545,252,494	(771,796,574)
Other comprehensive loss		(10,753,372)	(10,753,372)
Equity attributable to owners		2,350,244,036	1,800,518,866
Non-controlling interest		1,040,683,922	529,796,278
Total equity		3,390,927,958	2,330,315,144

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	17	1,155,595,225	2,231,163,921
Borrowings	18	2,705,072,668	2,218,483,028
Deferred revenues	19	34,365,761	264,427,265
Salaries and social security payable		19,318,970	17,460,281
Defined benefit plans		97,029,640	120,902,649
Deferred tax liabilities	13	477,937,695	628,929,449
Taxes payable		41,976,089	46,802,119
Provisions		80,818,849	85,527,822
Total non current liabilities		4,612,114,897	5,613,696,534

CURRENT LIABILITIES
Trade and other payables	17	2,533,699,983	1,687,978,624
Borrowings	18	646,770,100	790,916,969
Salaries and social security payable		372,022,676	447,870,658
Defined benefit plans		10,386,920	21,846,945
Taxes payable		417,022,467	263,804,006
Provisions		7,756,438	11,659,708
Total current liabilities		3,987,658,584	3,224,076,910
Liabilities associated to assets classified as held for sale	31	205,395,729	155,836,523
Total liabilities		8,805,169,210	8,993,609,967
Total liabilities and equity		12,196,097,168	11,323,925,111

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME

For the six and three month periods ended June 30, 2013

presented with comparative figures

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

		Six months to		Three months to
	Note	06.30.2013	06.30.2012	06.30.2013	06.30.2012

Sales	20	2,531,064,628	3,237,714,419	1,138,384,738	1,791,260,921
Cost of sales	21	(2,707,347,367)	(2,992,543,015)	(1,213,807,277)	(1,729,334,069)
Gross profit		(176,282,739)	245,171,404	(75,422,539)	61,926,852

Selling expenses	22	(290,455,524)	(191,126,630)	(163,131,888)	(108,003,362)
Administrative expenses	23	(265,749,787)	(210,191,440)	(145,367,933)	(108,011,858)
Higher Costs Recognition - Resolution ES No. 250/13	2	2,212,623,330	-	2,212,623,330	-
Other operating income	24	163,210,385	152,639,349	120,093,536	113,264,560
Other operating expenses	24	(83,357,514)	(79,830,483)	(46,912,346)	(45,283,948)
Share of loss of joint ventures	10	(13,218,124)	(10,342,769)	(2,995,076)	(5,123,171)
Share profit of associates	11	4,156,841	(190,040)	(1,382,016)	(2,262,063)
Operating profit (loss)		1,550,926,868	(93,870,609)	1,897,505,068	(93,492,990)

Financial income	25	241,086,149	64,344,607	207,328,038	45,072,676
Financial cost	25	(275,681,875)	(228,428,522)	(100,013,975)	(114,915,443)
Other financial results	25	(238,165,146)	(109,163,985)	(175,894,448)	(79,980,473)
Financial results, net		(272,760,872)	(273,247,900)	(68,580,385)	(149,823,240)
Profit (Loss) before income tax		1,278,165,996	(367,118,509)	1,828,924,683	(243,316,230)

Income tax		(37,237,270)	11,771,397	(110,011,165)	(706,535)
Profit (Loss) for the period from continuing operations		1,240,928,726	(355,347,112)	1,718,913,518	(244,022,765)

Discontinued operations	31	(120,049,805)	55,468,000	7,988,118	15,503,000
Total comprehensive profit (loss) of the period		1,120,878,921	(299,879,112)	1,726,901,636	(228,519,765)

Total comprehensive profit (loss) of the period attributable to:
Owners of the company		545,252,494	(147,828,040)	931,846,646	(100,636,253)
Non - controlling interest		575,626,427	(152,051,072)	795,054,990	(127,883,512)
		1,120,878,921	(299,879,112)	1,726,901,636	(228,519,765)

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME

For the six and three month periods ended June 30, 2013

presented with comparative figures

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

		Six months to		Three months to
	Nota	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Total comprehensive profit (loss) of the period attributable to owners of the company:
Continuing operations		627,721,351	(175,380,591)	927,598,054	(107,193,540)
Discontinued operations		(82,468,857)	27,552,551	4,248,592	6,557,287
		545,252,494	(147,828,040)	931,846,646	(100,636,253)

(Loss) earnings per share attributable to the equity holders of the company during the period
Basic and diluted earings (loss) per share from continuing operations	26	0.4776	(0.1335)
Basic (loss) earnings per share from discontinued operations	26	(0.0627)	0.0210
Diluted (loss) earnings per share from discontinued operations	26	(0.0627)	0.0193

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the six month period ended June 30, 2013

presented with comparative figures

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Atributable to equity holders of the company							Non- controlling interest	Total equity
	Share capital (Note 16)	Addiotion paid-in capital	Reserve for directors’ options	Legal reserve	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2011	1,314,310,895	1,536,759,469	241,460,349	27,396,793	(12,650,920)	(667,906,366)	2,439,370,220	1,327,964,340	3,767,334,560
Reserve for directors’ options	-	-	4,472,676	-	-	-	4,472,676	-	4,472,676
Release of legal reserve - Shareholders’ meeting 04.27.2012	-	-	-	(27,396,793)	-	27,396,793	-	-	-
Additional paid-in capital absorption - Shareholders’ meeting 04.27.2012	-	(518,407,253)	-	-	-	518,407,253	-	-	-
Variation in non-controlling interest	-	-	-	-	-	-	-	(17,421,586)	(17,421,586)

Loss for the six-month period	-	-	-	-	-	(147,828,040)	(147,828,040)	(152,051,072)	(299,879,112)
Comprehensive loss for the six-month period	-	-	-	-	-	(147,828,040)	(147,828,040)	(152,051,072)	(299,879,112)

Balance as of June 30, 2012	1,314,310,895	1,018,352,216	245,933,025	-	(12,650,920)	(269,930,360)	2,296,014,856	1,158,491,682	3,454,506,538

Reserve for directors’ options	-	-	4,472,676	-	-	-	4,472,676	-	4,472,676
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	(30,642,762)	(30,642,762)
Acquisitions of companies	-	-	-	-	-	-	-	19,399,492	19,399,492
Sale of subsidiaries	-	-	-	-	-	-	-	(365,499,360)	(365,499,360)
Increase in non-controlling interest from discontinued operations	-	-	-	-	-	-	-	23,773,504	23,773,504
Others variation in non-controlling interest	-	-	-	-	-	-	-	956,429	956,429

Loss for the complementary six-month period	-	-	-	-	-	(501,866,214)	(501,866,214)	(277,824,457)	(779,690,671)
Other comprehensive profit for the complementary six-month period	-	-	-	-	1,897,548	-	1,897,548	1,141,750	3,039,298
Comprehensive loss for the complementary six-month period	-	-	-	-	1,897,548	(501,866,214)	(499,968,666)	(276,682,707)	(776,651,373)

Balance as of December 31, 2012	1,314,310,895	1,018,352,216	250,405,701	-	(10,753,372)	(771,796,574)	1,800,518,866	529,796,278	2,330,315,144

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the six month period ended June 30, 2013

presented with comparative figures

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Atributable to equity holders of the company							Non- controlling interest	Total equity
	Share capital (Note 16)	Addiotion paid-in capital	Reserve for directors’ options	Legal reserve	Other comprehensive loss	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2012	1,314,310,895	1,018,352,216	250,405,701	-	(10,753,372)	(771,796,574)	1,800,518,866	529,796,278	2,330,315,144

Reserve for directors’ options	-	-	4,472,676	-	-	-	4,472,676	-	4,472,676
Accumulated losses absorptions - Shareholders’ meeting 04.26.2013	-	(771,796,574)	-	-	-	771,796,574	-	-	-
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	(15,467,679)	(15,467,679)
Sale of subsidiaries	-	-	-	-	-	-	-	(49,271,104)	(49,271,104)

Profit for the six-month period	-	-	-	-	-	545,252,494	545,252,494	575,626,427	1,120,878,921
Comprehensive profit for the six-month period	-	-	-	-	-	545,252,494	545,252,494	575,626,427	1,120,878,921

Balance as of June 30, 2013	1,314,310,895	246,555,642	254,878,377	-	(10,753,372)	545,252,494	2,350,244,036	1,040,683,922	3,390,927,958

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDESED INTERIM STATEMENT

OF CASH FLOWS

For the six month period ended June 30, 2013

presented with comparative figures

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	06.30.2013	06.30.2012
Cash flows from operating activities:
Profit (Loss) for the period		1,120,878,921	(299,879,112)
Adjustments to reconcile net loss to cash flows provided by operating activities:
Income tax and minimum national income tax		37,237,270	(11,771,397)
Interest accruals		47,049,793	149,585,518
Depreciations and amortizations	21, 22 and 23	178,359,690	185,816,942
Reserve for directors’ options	23	4,472,676	4,472,676
Constitution of accruals, net		36,538,949	13,621,821
Share of profit (loss) of joint ventures and associates	10 and 11	9,061,283	10,532,809
Accrual of defined benefit plans	21, 22 and 23	16,917,391	14,304,093
Foreing currency exchange difference	25	242,761,184	149,947,539
Proceeds from discontinued value measurement	25	104,705,114	81,044,635
Changes in the fair value of financial instruments		(47,566,204)	(113,691,084)
Result from repurchase of financial debt	25	(43,716,291)	-
Higher Costs Recognition - Resolution ES No. 250/13	2	(2,212,623,330)	-
Compensation for accident		-	(78,522,500)
Recognition Agreement March	30	(84,837,562)	-
Other		1,303,956	9,853,232
Discontinued operations		155,965,409	135,227,006
Changes in operating assets and liabilities:
Increase in trade receivables and other receivables		(174,338,202)	(91,996,437)
Increase in inventories		(21,079,582)	(3,005,698)
Increase in trade and other payables		985,078,760	252,946,090
Increase in deferred revenues		-	1,573,586
(Decrease) Increase in salaries and social security payable and defined benefit plans		(31,337,450)	12,234,860
Increase in taxes payable		12,680,928	51,399,092
Decrease in provisions		(7,354,317)	(6,675,189)
Increase of cash obteined by PUREE		279,886,614	204,535,041
Dividend paid to third parties by subsidiaries		(2,872,481)	(18,496,431)
Net cash generated by operating activities		607,172,519	653,057,092

UNAUDITED CONSOLIDATED CONDESED INTERIM STATEMENT

OF CASH FLOWS

For the six month period ended June 30, 2013

presented with comparative figures

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	06.30.2013	06.30.2012
Cash flows from investing activities:
Purchases of property, plant and equipment		(523,592,702)	(264,618,981)
Purchases of financial assets at fair value through profit and loss		(113,361,239)	(46,029,295)
Purchases of biological assets		(471,856)	-
Collection from dividends		8,375,278	772,539
Receivables from sale of financial assets at fair value		72,655,165	85,787,178
Proceeds from the sale of property, plant and equipment		78,510	-
Proceeds from redemption of financial assets		127,500,993	-
Proceeds from interests of financial assets		-	802,115
Proceeds from loans		3,620,554	-
Capital contribution in joint ventures		(205,386)	-
Decrease in derivatives financial instruments		-	(1,864,000)
Discontinued operations		(80,395,000)	46,504,000
Net cash used in investing activities		(505,795,683)	(178,646,444)

Cash flows from financing activities:
Proceeds from borrowings		547,336,513	195,617,006
Payment of borrowings		(269,894,352)	(641,123,226)
Discontinued operations		17,697,000	96,371,000
Net cash generated by (used in) financing activities		295,139,161	(349,135,220)
INCREASE IN CASH AND CASH EQUIVALENTS		396,515,997	125,275,428

Cash and cash equivalents at the beginning of the year	15	279,881,871	373,423,745
Foreing currency exchange difference generated by cash and cash equivalents		26,105,465	2,581,689
Increase in cash and cash equivalents		396,515,997	125,275,428
Cash and cash equivalents at the end of the period	15	702,503,333	501,280,862

ADDITIONAL INFORMATION

Non-cash transactions:
Acquisition of property, plant and equipment through an increase in trade payables		(30,018,187)	(21,396,755)
Borrowing costs capitalized in property, plant and equipment		(18,146,149)	(10,586,000)
Decrease in PUREE related liability (Res. SE No. 250/13)		(1,394,304,728)	-
Increase in financial assets at fair value from subsidiary sale		(333,994,287)	-
Decrease in financial assets at fair value from repurchase of Corporate Notes		153,652,818	-

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
For the six and three month periods ended June 30, 2013
presented with comparative figures
 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

The Company is an integrated electricity company which, through its subsidiaries and joint ventures, is engaged in of the electricity generation, transmission and distribution in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.1% of the installed capacity in Argentina.

In the transmission business, the Company joint-controls Citelec, which is the controlling company of Transener, that performs the operation and maintenance of the high-tension transmission network in Argentina which covers 11,656 km of lines of its own, as well as 6,158 km of high-tension lines belonging to Transba in the province of Buenos Aires. Both companies together carry 95% of the electricity in Argentina.

In the distribution business, the Company, through Edenor, distributes electricity among over 2.7 million customers throughout the northern region of Buenos Aires City, the north and northwest of Greater Buenos Aires and the north of the Province of Buenos Aires, respectively.

In other sectors, the Company conducts financial investment operations, oil and gas exploration and exploitation, and it keeps investments in other companies that have complementary activities.

NOTE 2: REGULATORY FRAMEWORK

The main regulatory provisions affecting the electricity market and the activities of the company have been detailed in the Financial statements for the year ended December 31, 2012, with the exception of the changes stated below.

Generation

The future development of the power generation activity could force the Government to modify adopted measures or to introduce additional regulations. The impacts generated by the whole set of measures adopted as at the date hereof by the National Government on the Company and its controlled companies’ financial, economic and cash position as at June 30, 2013 have been calculated based on the assessments and estimates made by the Company management as at the date of preparation of these unaudited consolidated condensed interim financial statements and should be interpreted considering these circumstances.

On March 22, 2013, the ES issued the Resolution No. 95/13 introducing a new remuneration scheme for the electric generation activity and several modifications to the MEM organization, including the suspension from entering into new agreements and renewing agreements in force in the MAT.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

a.     Resolution No. 95/13 – New Remuneration Scheme and other Modifications to the MEM (“the Resolution”)

The Resolution —published in the Official Bulletin on March 26, 2013— established a new general-scope system replacing the remuneration scheme that was applicable to all the generation sector (generators, self-generators and co-generators), with the following exceptions: (i) bi-national hydroelectric power plants and nuclear power plants; y (ii) the electric power and/or energy regulated by contracts regulated by the ES having a differential remuneration under ES Resolutions No. 1193/05, 1281/06, 220/07, 1836/07, 200/09, 712/09, 762/09, 108/11 and 137/11, as well as any other kind of electric power supply contract under a differential remuneration system established by the ES (the “Covered Generators”).

The new remuneration scheme applies to economic transactions as from the month of February, 2013. However, its actual application to each specific generating agent requires that it should waive all administrative and/or judicial claims it may have brought against the National Government, the ES and/or CAMMESA regarding the 2008-2011 Generators’ Agreement and/or ES Resolution No. 406/03. Furthermore, each generating agent should agree to waive its right to file judicial and/or administrative claims regarding the 2008-2011 Agreement and/or ES Resolution No. 406/03.

Covered Generators not meeting this waiver demand will remain under the preexisting scheme.

The new remuneration scheme comprises three items:

i.         Fixed Costs Remuneration: it considers and remunerates the provision in the hrp. This remuneration is subject to the compliance with a DO —which is equivalent to the average availability per technology during the last three calendar years— and the Historical Average Availability of each unit. The remuneration to be received by the generating agent based on the degree of compliance with the DO makes a distinction between the following technologies:

a)         Conventional thermal technology (TG, TV, CC), the parameters of which are defined by the Resolution, entitling the generator to the collection of different percentages of the Fixed Costs Remuneration (100%, 75%, 50% and 35%);

b)         Hydroelectric technologies (HY), the parameters of which will be defined by the ES;

c)          The parameters of the other technologies will be defined by the ES.

Technology and scale	Ps./MW-hrp
TG units with power (P) < 50 Mw	48.00
TG units with power (P) > 50 Mw	40.00
TV units with power (P) < 100 Mw	52.80
TV units with power (P) > 100 Mw	44.00
CC units with power (P) < 150 Mw	37.20
CC units with power (P) > 150 Mw	31.00
HI units with power (P) < 120 Mw	37.40
HI units with power (P) between 120 Mw and 300 Mw	20.40
HI units with power (P) > 300 Mw	17.00

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Availability of the unit regarding:
Price of the Fixed Costs Remuneration collectable		DO		Historical Average Availability (average for the last 3 years)
100%	or	>	and	> 80%
		<	and	>105%
75%		>	and	<80%
50%		<	and	between 100% and 105%
35%		<	and	<100%

The Resolution points out that in case a generator is not eligible for the new Fixed Costs Remuneration for breaching the DO parameters, this remuneration may not be lower than 12 Ps./MW-hrp.

ii.       Variable Costs Remuneration: new values are established replacing the remuneration of Maintenance Variable Costs and Other Non-Fuel Variable Costs. They are calculated on a monthly basis based on the power generated by each type of fuel:

Clasification	Running with:
	Natural Gas	Liquid Fuels	Coal
	Ps./MWh
TG units with power (P) < 50 Mw	19.00	33.25	-
TG units with power (P) > 50 Mw	19.00	33.25	-
TV units with power (P) < 100 Mw	19.00	33.25	57.00
TV units with power (P) > 100 Mw	19.00	33.25	57.00
CC units with power (P) < 150 Mw	19.00	33.25	-
CC units with power (P) > 150 Mw	19.00	33.25	-

Hydroelectric Units	Ps./MW-hrp
HI units with power (P) < 120 Mw	17.00
HI units with power (P) between 120 Mw and 300 Mw	17.00
HI units with power (P) > 300 Mw	17.00

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

iii.     Additional Remuneration: it applies only to Covered Generators. Part of this remuneration will be allocated to “new infrastructural projects in the electric sectors” to be defined by the ES through a trust.

	Allocation
	Generator Ps./MWh	Trust Ps./MWh
TG units with power (P) < 50 Mw	8.75	3.75
TG units with power (P) > 50 Mw	7.50	5.00
TV units with power (P) < 100 Mw	8.75	3.75
TV units with power (P) > 100 Mw	7.50	5.00
CC units with power (P) < 150 Mw	8.75	3.75
CC units with power (P) > 150 Mw	7.50	5.00
HI units with power (P) < 120 Mw	63.00	27.00
HI units with power (P) between 120 Mw and 300 Mw	54.00	36.00
HI units with power (P) > 300 Mw	54.00	36.00

The detailed remuneration makes up the whole remuneration collectable in the MEM by Covered Generators, previously discounting the electric energy and/or power committed to the MAT or pursuant to other similar agreements, valued at the applicable market price, with the exception of the previously mentioned specific contracts, and after deducting any other charge and/or service to be borne by the mentioned agents.

To all effects indicated in the previous paragraph, Covered Generators should file, for each transaction month, a sworn statement accompanied by supporting documentation duly certified by an external auditor declaring the billing issued for its commitments with the MAT, which will be compared with the deductions made in the economic transactions conducted by CAMMESA. In case of inconsistency in the monetary volumes billed by a Covered Generator where the difference is favorable to it, CAMMESA will invoice such difference to the agent.

Payment Priority

The Resolution sets forth that ES Resolution No. 406/03 will not apply to the new remuneration scheme and provides for two different payment priorities. The first one covers the payment of the Fixed Costs Remuneration, the Variable Costs Remuneration and the recognition of fuel values. The second one comprises the Additional Remuneration. However, it is established that CAMMESA —based on what is provided for by the ES— should accommodate this order to the applicable criteria, that is, to ES Resolution No. 406/03 itself.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Recognition of fuel costs

The Resolution provides that the commercial management and dispatch of fuels for generation purposes will be centralized in CAMMESA. Generators may not renew or extend their contracts with suppliers. Generators may not renew or extend their contracts with suppliers, with the exception of those marketing power under supply agreements having a differential remuneration system, in which case they may continue entering into fuel contracts to provide firm support to their supply commitments. Notwithstanding that, until the termination of the contracts currently in force between generators and their suppliers, costs associated with the reference price, recognized freights, costs associated with the transportation and distribution of natural gas, as well as their related taxes and rates, will be recognized. For the recognition of those costs, two conditions should be met: (i) the kind of costs should be, out the Resolution’s effective date, being recognized by CAMMESA; and (ii) those costs should result from contractual relationships taken on before the Resolution’s effective date.

Trust for the execution of works in the electric sector

As it has been previously explained, part of the Additional Remuneration will be allocated to a trust for the execution of works in the electricity sector.

Additionally, the Resolution provides that the SE will establish the mechanisms of that trust integration

As at the issuance date of those financial statements, the procedure for the implementation of such payment has not been regulated and the trust has not been structured yet.

Suspension of contracts in the MAT

The Resolution transient the incorporation of new contracts into the MAT (excluding those derived from resolutions fixing a differential remuneration system), as well as their extension or renewal. Notwithstanding the foregoing, contracts in force as at the Resolution’s effective date will continue being managed by CAMMESA until their termination. After their termination, Large Users will have to acquire their supplies directly from CAMMESA pursuant to the conditions established to such effect by the ES.

Resolution’s Implementation Criteria

After the passing of the Resolution, the ES issued regulatory notes No. 1807/13, 1808/13, 2052/13 and 2053/13, by which regulates some aspects of the resolution.

Subsequently, ES Note No. 2052/13 set forth that MAT’s contracts effective as from May 1, 2013, provided the information for their administration in the MAT has been filed pursuant to the regulations in force, may be administered by CAMMESA for a maximum term of three months from their effective date.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Through Note ES No. 2053/13, the criteria for the implementation of the Resolution were passed. Among its most relevant aspects, it provided that the application of the new remuneration scheme will be made on a case-by-case basis for each agent as from the reception of the waiver set forth by Section 12 of the Resolution. CAMMESA will make adjustments in the economic transactions as from February 2013 or on the third month prior to the month on which the waiver was informed, whichever occurs later, unless there is an ES specific provision in this respect.

As regards the priority in the settlement of the above-mentioned remuneration, it set forth that the Fixed Costs Remuneration, the Variable Costs Remuneration and the Additional Remuneration settled directly to the generator, as well as the recognition of fuel costs, will have the same priority as that set forth in Section 4.e of ES Resolution No. 406/03.

Likewise, the remuneration of frequency regulation services and short-term reserve will be brought in line with the priority set forth by Section 4.d of ES Resolution No. 406/03, and the additional remuneration allocated to the trust, with that contemplated in subsection c) of such resolution.

As regards ES Note No. 2053/13, the ES, through Note No. 3229/13, set forth different criteria for the implementation of the Resolution regarding hiring terms for Large Users with CAMMESA, such as term, data to be included, billing, etc.

Through ES Note No. 3902/13, the ES replaced the implementation criteria applicable to contracts with the OED created through Note No. 3229/13, and provided for the application of a "Monthly Sustainability and Guarantee Charge” to Large Users to make up a sufficient collection guarantee amount and sustain higher administration expenses for the temporary operations set forth by the Resolution, with an initial value of 15 $/MWh. The ES will later provide instructions on the allocation of the funds collected through that charge.

Furthermore, the ES instructed CAMMESA to classify the Covered Agents’ generating units according to the scales set forth in the Resolution, and this classification will be subject to review by the ES itself. This classification was made by CAMMESA through note B-80255-1.

As regards the supply of fuel for generation purposes it was stated, the extension of the assignment mechanisms contemplated in ES Notes No. 6866/09, 7584/10, 7585/10 and 922/11excluding the application of the minimum remuneration contemplated in section 7 of the first of the above-mentioned notes. This extension will apply to adhering agents not expressing their rejection.

On May 31, 2013, the power generating subsidiaries waived their right to file administrative and/or judicial claims against the National Government, the ES and/or CAMMESA with reference to the 2008-2011 Agreement and/or ES Resolution No. 406/03, as well as to bring new claims regarding the stated items and periods.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

On June 11, 2013, the SE informed CAMMESA of the acceptance of the terms under which the subsidiaries CTLL, CTG and CPB made the above mentioned waivers, as from which the new remuneration scheme will become applicable to these companies. Therefore, as at the date of these consolidated condensed interim financial statements, these subsidiaries have recognized the new remuneration scheme set forth by the Resolution effective as from the February 2013 transaction.

Since the remuneration scheme provided by the Resolution as at its effective date would negatively affect the remuneration collectable by the subsidiaries HIDISA and HINISA resulting from their operations in the MEM, on May 31, 2013 these subsidiaries submitted the previously mentioned waivers and renunciations subject to the meeting of certain conditions. The ES is currently analyzing this presentation and has not issued any approval notice yet.

b.     Receivables from MEM generators

As of June 30, 2013 the Company and its subsidiaries register receivables which, with accrued interest, amount to a total Ps. 449.8 million and are made up as follows:

a.       LVFVD allocated to FONINVEMEM for Ps. 74.2 million;

b.       LVFVDs allocated to certain “MEM Supply Commitment Agreements” amounting to Ps. 247.4 million;

c.        LVFDVs allocated to the “Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008 – 2011” (the "Agreement 2008-2011") for Ps. 61.8 million;

d.       LVFVDs generated during the year ended December 31, 2012 for an amount of Ps. 58.6 million.

e.        CAMMESA receivables on account of undertaken contributions to the Trust pursuant to Resolution No. 95/03 in the amount of Ps. 7.8.

As of December 31, 2012 the Company and its subsidiaries register receivables, with accrued interest, amount to a total Ps. 410.4 million and are made up as follows:

a.       LVFVD allocated to FONINVEMEM for Ps. 78.5 million;

b.       LVFVDs allocated to certain “MEM Supply Commitment Agreements” amounting to Ps. 234.2 million;

c.        LVFDVs allocated to the Agreement 2008-2011 for Ps. 57.9 million;

d.       LVFVDs generated during the year ended December 31, 2012 for an amount of Ps. 39.8 million.

Consolidated trade receivables pursuant to Section 4.c of CAMMESA Resolution No. 406/03 subject to the MEM Supply Commitment Agreement —Resolution No. 724/08— and to the 2008 – 2011 Agreement have been valued at their discounted value based on the best possible estimate of the collectable balance and their expected recovery term, using an interest rate reflecting the accumulated time value of money and the specific risks inherent in the transaction. As at June 30, 2013, the power generating subsidiaries have recorded an adjustment on these receivables for the measurement at discounted value of Ps. 204 million based on the new estimations of future cash flows according to items c) and d) below.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Consolidated trade receivables pursuant to Section 4.c of CAMMESA Resolution No. 406/03, which are not subject to the previously mentioned agreements, as well as the portion of the additional remuneration allocable to the trust, have been valued at their discounted value based on the best possible estimate of the balance receivable and their expected recovery term, using an interest rate reflecting the accumulated time value of money and the specific risks inherent in the transaction. As at June 30, 2013, power generating subsidiaries have recorded an adjustment on these receivables for the measurement at discounted value of Ps. 23.3 million.

c.     MEM Supply Commitment Agreements – Resolution No. 724/08

On December 9, 2008, CTLL entered into a Master Agreement with the ES for the closing of the combined cycle of its electric power generation plant whereby it undertook to complete the execution of the expansion project. Additionally, this contract allows other MEM generators to fully or partially apply their accrued receivables pursuant to the provisions of Section 4.c of Resolution 406/03, provided those receivables are allocated to assisting the conduction of the above mentioned expansion works.

Furthermore, on April 14, 2009, CTLL entered into an Electric Power Supply Agreement with CAMMESA in the framework of ES Resolution No. 724/08 and based on the agreed with the SE in the Master Agreement.

Under such agreement, CTLL has collected from the OED all receivables accrued during fiscal year 2008 and has entered into several Receivables Transfer Agreements with other MEM generators (including subsidiaries CTG, CPB, HIDISA and HINIS) regarding their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c of Resolution No. 406/03, whether totally and/or partially depending on CAMMESA’s available funds. Those agreements set forth the terms and conditions of each transfer, which will become totally or partially effective as CAMMESA cancels the corresponding claims receivable, as from which time CTLL will cancel the balances with counterparties under the conditions stipulated in each agreement. Within this context, during the month of May, 2009, CTLL entered into agreements with the subsidiaries HINISA and HIDISA, and with CTG and CPB in June, 2010.

On May 18, 2012, CTLL filed an administrative claim before the Ministry of Federal Planning, Public Investment and Services to demand the enforcement of the commitments undertaken under the Electric Power Supply Agreement entered into with CAMMESA on April 14, 2009 and the Master Agreement.

On October 19, 2012, CTLL filed a motion for summary motion which expired on December 27, 2012.

Consequently, after all administrative remedies were concluded and aiming to safeguard its rights, on June 28, 2013, CTLL filed the appropriate presentation in the following procedural stage.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

d.     Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008 - 2011

On March 22, 2012, the Company and its power generation subsidiaries entered into an “Instrumentation Agreement” dated April 1, 2011, whereby they undertook to carry out the electric power generation project of the Piquirenda Thermal Plant (the “Piquirenda Project”), and they filed an administrative claim before the Ministry of Federal Planning, Public Investment and Services to demand the enforcement of the commitments undertaken under that agreement by the participating generators and the National Government, represented by the Energy Secretariat, to complete its implementation.

This claim sought to obtain the cancellation of the LVFVDs issued by CAMMESA pursuant to Section 4.c of ES Resolution 406/03 for the subscribing generators’ receivables corresponding to the January 1, 2008 to December 31, 2011 period and not covered by ES Resolution No. 724/08, which represent 30% of the total investment made for the execution of the first stage of the project.

On October 19, 2012, the Company and its power generating subsidiaries filed a summary motion which expired on December 27, 2012.

 Consequently, after all administrative remedies were concluded and aiming to safeguard its rights, on June 28, 2013 the Company and its power generating subsidiaries filed the appropriate presentation in the following procedural stage.

Transmission

In order to regularize the remuneration adjustment effective as from December 1, 2010, on May 13, 2013 and on May 20, 2013, Transener and Transba, respectively, entered into an Renewal Agreement of the Instrumental Agreement (the “Renewal Agreement”) with the ES and the ENRE, which will be effective until December 31, 2015 and which set forth as follows:

(i)       the recognition of receivables by Transener and Transba resulting from cost variations during the December 2010 – December 2012 period, calculated through the Agreement’s cost variation index;

(ii)     a mechanism for the payment of outstanding positive balances of Addendum II and those determined in the previous subsection, during the year 2013;

(iii)    a procedure for the automatic update, and payment, of resulting cost variations following the sequence of the semesters already elapsed from January 1, 2013 to December 31, 2015.

In this sense, the payment of accrued receivables together with applicable interest until the actual cancellation, will be included in new Addenda to be entered into with CAMMESA, which are currently in the negotiation stage.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Under the Renewal Agreement it was established for a Cash Flow and an Investment Plan which Transener and Transba will execute during 2013 and 2014, taking into consideration the reception of the disbursements pursuant to the Addenda to be signed. In all cases, the Cash Flow and the Investment Plan will be aligned with Transener and Transba’s earning in each period.

The Investment Plan set forth in the Renewal Agreement estimates investments under the stated conditions for the years 2013 and 2014 amounting to approximately Ps. 286 million and Ps. 207 million, respectively, for Transener; and to Ps. 113 million and Ps. 100 million for Transba, respectively.

Lastly, the Renewal Agreement provided that, in case there are not renewed, as from January 1, 2016 CAMMESA will consider the values set forth by ENRE Resolutions No. 327/08 and 328/08 as remuneration for the services rendered by Transener and Transba, with the application of Section 4.2 of the Agreements, determined by the ENRE in the Instrumental Agreements and the Renewal Agreements.

Since Transener and Transba have waived all claims regarding the initiated legal actions relating to the accomplishment as to the date of the commitments provided for in the Agreements and the Instrumental Agreements as at the date hereof, in case of breach of the commitments undertaken in the Agreements, the Instrumental Agreements and the Renewal Agreements, the companies will be entitled to resume and/ or reopen the actions they may deem appropriate to duly enforce them.

As of June 30, 2013, disbursements pursuant to Addendums II were received from CAMMESA, although no amounts have been collected regarding the additional amounts to be used for system investments provided for in the instrumented Agreement. The liability for all disbursements has been cancelled through an assignment of receivables acknowledged on account of higher costs pursuant to the Agreement.

Transener and Transba have recorded income resulting from the recognition of cost variations by the ES and ENRE up to the amounts collected through Addendums II. Consequently, Transener has recognized revenues amounting to Ps. 34.3 million and Ps. 10.2 million, and earned interest amounting to Ps. 30.2 million and Ps. 10.9 million during the six-month period ended on June 30, 2013 and 2012, respectively. Likewise, Transba has recognized revenues amounting to Ps. 48.3 million and Ps. 6.1 million, and earned interest amounting to Ps. 34.4 million and Ps. 7.5 million for the same periods, respectively.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Distribution

a.     Penalties

Due to the events occurred between December 20 and December 31, 2010 in Edenor’s concession area, on February 9, 2011, the ENRE issued Resolution No. 32/11 pursuant to which a penalty procedure was initiated due to Edenor’s failure to comply with the provisions of Section 25 sub-sections a), f) and g) of the Concession Agreement, Section 27 of Law No. 24,065, and ENRE Resolution No. 905/99.

On April 24, 2013, Edenor was notified of the Appellate Court’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor against Resolution No. 32/11 was declared formally inadmissible due to Edenor lack of payment of the fine imposed by the ENRE as a necessary prerequisite to having access to the judicial instance. Edenor will file an appeal against such pronouncement with the Supreme Court.

The impact of this Resolution is explained in Note 30.i.

b.     PUREE– MMC

On May 7, 2013, the Energy Secretariat issued Resolution SE 250/13, whereby it:

(i)

 Authorized the values of the adjustments resulting from the MMC for the period May 2007 through February 2013, determined in accordance with Section 4.2 of the Adjustment Agreement, but without initiating the review process contemplated in the event of variations exceeding 5%.

(ii)	Assessed Edenor’s debt at February 28, 2013 deriving from the application of the PUREE for the period May 2007 through February 2013.
(iii)

Authorized Edenor to offset until February 2013 the debt indicated in caption ii) against and up to the amount of the receivables established in caption i), including interest, if any, on both amounts.

(iv)	Instructed CAMMESA to issue LVFVD for the MMC surplus amounts after the offsetting process indicated in caption iii) has been carried out.
(v)

Authorized CAMMESA to receive LVFVD as part payment for the debts deriving from the economic transactions of the MEM that were past due at May 7, 2013, which in the case of Edenor amounted to Ps. 678.1 million, including interest as of that date.

(vi)

Instructed Edenor to assign the credits from the surplus LVFVD, after having complied with that established in the preceding caption, to the trust created under the terms of ENRE Resolution No. 347/12 (FOCEDE).

The SE, if deemed timely and suitable, may extend, either totally or partially, the application of the aforementioned Resolution pursuant to the information provided by the ENRE and CAMMESA.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Consequently, as of June 30, 2013, the amount recorded by Edenor as revenue from the recognition of higher costs resulting from the MMC, net of the revenue recorded in prior years, amounts to Ps. 2,212.6 million, which is the total amount for the period recognized by Resolution SE No. 250/13, and has been disclosed in the “Higher costs recognition - Resolution SE No. 250/13” line item of the Statement of Comprehensive Income (Loss). Additionally, it has recognized net interest for Ps. 171.6 million (Ps. 707.8 million interest income and Ps. 536.2 million related to MMC lost interest and PUREE, respectively) included in the “Financial interest” line item within the “Financial income” account of the Statement of Comprehensive Income (Loss) and interest on remission of penalty charges CAMMESA for an amount of Ps. 88.3 million included in the "Commercial interests" in the finance cost on the Statement of Comprehensive Income (Loss),

As a consequence, at June 30, 2013, Edenor generated taxable profit, therefore, Edenor recognized in the accounting tax losses carryforward from prior years for an amount of Ps. 428 million, which have been applied to assess the tax expense for the period.

At the date of issuance of these financial statements, Edenor was awaiting the approval of the amounts to be offset by the ENRE and the SE, as the LVFVD have not yet been issued. Furthermore, Edenor estimates that the LVFVD will be issued and offset or paid within the next twelve months.

The impact of Resolution SE No. 250/13 on both the Statement of financial position and the Statement of comprehensive income (loss) is summarized below:

Statement of financial position		2013
Other receivables
MMC	(i)	2,258,153,000
Net interest MMC – PUREE	(iii)	171,606,000
Other liabilities– PUREE	(ii)	(1,394,305,000)
LVFVD to be ussed		1,035,454,000

Statement of oprations

		2013	Recognized in prior years but not offset	Subtotal	Recognized in prior years and offset	Total
Higher Costs Recognition - Resolution ES No. 250/13	(i)	2,212,623,000	45,530,000	2,258,153,000	91,262,000	2,349,415,000
Finance income – Financial interest	(iii)	171,600,000	-	171,606,000	-	171,606,000
		2,384,229,000	45,530,000	2,429,759,000	91.262.000	2,521,021,000

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

With the publication of the above-described Resolution SE No. 250/13, Edenor considers that the SE  has explicitly and implicitly resolved the administrative claim duly filed, partially upholding the Company’s claim and with the consequences that in such regard establishes section 31 of the Administrative Procedure Law, for which reason, that Claim has come to an end with the issuance of the aforementioned administrative resolution. Taking into account what has been previously mentioned, on June 29, 2013, Edenor brought an action to prevent the actions to claim full compliance with the Adjustment Agreement and compensation for damages due to such non-compliance from being time barred.

Additionally, due to the increase recorded in operating and maintenance costs in accordance with the criterion of the polynomial formula contemplated in the Adjustment Agreement, as of the date of issuance of these condensed Financial Statements, Edenor has submitted to the ENRE the MMC adjustment request, in accordance with the following detail:

Period	Date of application	MMC Adjustment
November 2012 – April 2013	May 2013	6,951%

Additionally, the MMC adjustments relating to the period March 2013 through June 2013 that were neither transferred to the tariff nor authorized to be collected by other means amount to approximately Ps. 380.4 million, after having applied the provisions of Resolution SE No. 250/13.

NOTE 3: BASIS OF PRESENTATION

These interim condensed consolidated financial statements for the periods of six and three months ended on June 30, 2013 have been prepared in accordance with the provisions of NIC 34 "Interim Financial Reporting".

This condensed consolidated interim financial information should be read in conjunction with the consolidated financial statements of the Company as of December 31, 2012, which have been prepared in accordance with IFRS.

These unaudited consolidated condensed interim financial statements are expressed in pesos. They have been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss.

The unaudited consolidated condensed interim financial statements for the six and three month periods ended June 30, 2013 have not been audited. The Company’s management estimates they include all the necessary adjustments to present fairly the results of operations for each period. The income for the six and three month periods ended June 30, 2013 does not necessarily reflect in proportion the Company’s results for the complete years.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3: (Continuation)

The amounts for the six-month period ended on June 30, 2013 and included in the Generation segment’s gross profit have been affected on account of the de-recognition of sales and costs mainly associated with fuel consumptions provided by CAMMESA as a result of the retroactive implementation, to February 2013, of the new remuneration scheme set forth by ES Resolution No. 95/13 detailed in Note 2.

These unaudited consolidated condensed interim financial statements have been approved for their issuance by the Company’s Board of Directors on August 12, 2013.

Comparative information

Balances as of December 31, 2012 and for the six and three month period ended on June 30, 2012, included in these financial statements for comparative purposes, are derived from the financial statements at those dates. Certain reclassifications have been made to those financial statements keep the consistency in the presentation with the amounts of the current period.

NOTE 4: ACCOUNTING POLICIES

The following standards are applicable to the Company as from this fiscal year and have had a significant impact on its financial position and the results of its operations.

-          NIC 1 (reviewed in 2011) - “Presentation of Financial Statements”: In June, 2011, the IASB issued a provision requiring entities to divide the items disclosed under “Other Comprehensive Income” into two groups based on whether they may or may not be recycled to profit or loss.

The item “Other Comprehensive Income” disclosed in the Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity corresponds to the recognition of actuarial losses arising from experience adjustments and changes in actuarial assumptions, which will not be recycled through the income statement.

-          IFRS 13, “Fair value measurements”: was issued in may 2011 and sets out a single framework for measuring fair value when required by other standards. IFRS is applied to financial and non financial elements measured at fair value, understanding it as the price to be received when selling an asset or transferring a liability in orderly transaction between market participants, at the measurement date. IFRS 13 requires the disclosure of financial instruments, which are measured at their fair value by levels.

The accounting policies applied in these Consolidated Condensed Interim Financial Statements are consistent with those used in the financial statements for the last year prepared under IFRSs, which ended on December 31, 2012, except for the changes described below.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

Higher costs recognition – Resolution SE 250/13

The recognition of higher costs not transferred to the tariff authorized by Resolution SE No. 250 /13 falls within the scope of IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” inasmuch as it implies a compensation for the expenses incurred by Edenor in the past.

Its recognition is made at fair value when there is reasonable assurance that it will be collected and the conditions required have been complied.

Such concept has been disclosed in the higher costs recognition - Resolution SE No. 250/13 line item of the Statement of Comprehensive Income (Loss) at June 30, 2013, recognizing the related tax effects.

NOTE 5: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated condensed interim financial statements requires the management of the Company to make estimates and assessments about the future, make judgments and establish assumption  that affect application of accounting policies and amount of assets and liabilities recorded.

In the preparation of these unaudited consolidated condensed interim financial statements, critical judgments made by the management on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2012, except as mentioned in Note 32.

Estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual results might differ from the estimates and evaluations made at the date of preparation of these unaudited consolidated condensed interim financial statements.

NOTE 6: FINANCIAL RISK MANAGEMENT

The activities of the Group are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

No significant changes have arised in risk management policies since the last year.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: INVESTMENTS IN SUBSIDIARIES

a)    Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

			06.30.2013	12.31.2012
	Country	Main activity	% Participation	% Participation
BLL	Argentina	Operating	100.00%	100.00%
CTG	Argentina	Operating	92.56%	92.56%
CTLL	Argentina	Operating	100.00%	100.00%
EPCA	Argentina	Investment	100.00%	100.00%
EGSSAH	Argentina	Investment	78.57%	78.57%
IEASA	Argentina	Investment	100.00%	100.00%
INDISA	Argentina	Investment	91.60%	91.60%
INNISA	Argentina	Investment	90.27%	90.27%
IPB	Argentina	Investment	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
PP	Argentina	Investment	100.00%	100.00%
PP II	Argentina	Inversora	100.00%	100.00%
PEPASA	Argentina	Operating	100.00%	100.00%
Powerco	Argentina	Operating	100.00%	100.00%
PRESA (1)	Argentina	Operating	-	100.00%
Transelec	Argentina	Investment	100.00%	100.00%

(1) As at December 31, 2012, PRESA’s principal is made up of ordinary shares, each carrying the right to five votes. On March 19, 2013 PRESA’s General Extraordinary Shareholders’ Meeting approved the early dissolution and liquidation of the company.

The non-controlling interests in the subsidiaries are not significant for the Company, except for Edenor, company indirectly controlled through IEASA, as mentioned in reference b) below.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: (Continuation)

b)    Summarised financial information for each subsidiary that has significant non-controlling interest

Below is the summary consolidated financial information of Edenor, a company controlled indirectly by the Company through IEASA and PISA with 55.41% interest.

i.      Summary statement of financial position

	06.30.2013	12.31.2012
Non current assets	4,689,669,150	5,379,576,689
Current assets	2,254,814,581	1,268,951,992
Assets classified as held for sale	275,007,294	223,398,072
Total assets	7,219,491,025	6,871,926,753

Non current liabilities	2,532,978,875	4,100,509,419
Current liabilities	2,736,179,441	2,124,863,105
Liabilities associated to assets classified as held for sale	205,397,572	157,266,683
Total liabilities	5,474,555,888	6,382,639,207

Non-controlling interest	23,401,259	71,107,004
	-	-
Equity	1,721,533,878	489,287,546

ii.    Summary statement of total comprehensive income

	06.30.2013	06.30.2012
Sales	3,869,406,885	1,434,096,262
Cost of sales	(1,880,719,413)	(1,465,372,271)
Operating loss	1,518,209,440	(347,055,411)
Finance results, net	(7,406,408)	(103,700,533)
Profit (Loss) for the period from continuing operations	1,393,219,050	(404,044,481)
Discontinued operations	(88,300,351)	59,559,232
Profit (Loss) for the period	1,304,918,699	(344,485,249)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: (Continuation)

iii.  Summary statement of cash flows

	06.30.2013	06.30.2012
Net cash generated by operating activities	660,807,848	317,796,000
Net cash used in investing activities	(539,514,147)	(128,094,000)
Net cash (used in) generated by financing activities	(77,864,438)	107,000

NOTE 8: PROPERTY, PLANT AND EQUIPMENT

	06.30.2013	06.30.2012

Net book value al the beginning of the year	6,016,865,275	5,848,994,114
Increases	583,741,320	283,126,075
Decreases	(21,913,581)	(9,098,643)
Decreases from discontinued operations	(34,256,813)	(34,782,080)
Depreciations	(167,578,746)	(172,052,498)
Net book value at the end of the period	6,376,857,455	5,916,186,968

Borrowing costs capitalized in the book value of property, plant and equipment during the six month periods ended June 30, 2013 and 2012 amounted to Ps. 18.2 and Ps. 10.6 million respectively.

Labor costs capitalized in the book value of property, plant and equipment during the six month periods ended June 30, 2013 and 2012 amounted to Ps. 77.4 and Ps. 51.1 million respectively.

NOTE 9: INTANGIBLE ASSETS

	06.30.2013	06.30.2012

Net book value al the beginning of the year	1,808,511,175	1,683,048,004
Decreases	-	(8,673,089)
Decreases from discontinued operations	(866,144,735)	45,370,369
Amortizations	(10,760,537)	(13,764,444)
Net book value at the end of the period	931,605,903	1,705,980,840

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10: INVESTMENTS IN JOINT VENTURES

	06.30.2013	06.30.2012
At the beginning of the year	192,315,761	182,050,250
Capital increase	1,198,434	-
Participation in loss	(13,218,124)	(10,342,769)
Al the end of the period	180,296,071	171,707,481

Bellow in the joint venture of the company, that based on management judgment is material. The capital stock of the joint venture is made up of common shares each granting the right to one vote. The country of domicile is also the principal place where the joint venture operates.

Company	Country	% Participation	Nature of the relation
Citelec	Argentina	50%	(1)

(1)       The Company has a co-controlling interest in Citelec, Transener’s controlling company, which operates and maintains the high-voltage electricity transmission network in Argentina (which encompasses about 11,656 km of own lines, as well as 6,185 km of Transba’s high-voltage lines in the Province of Buenos Aires). Transba and Transener transport 95% of the electricity in Argentina.

i.      Summary consolidated statement of financial position

	06.30.2013	12.31.2012
Non current assets	1,231,672,832	1,257,728,042
Current assets	390,618,562	396,114,394
Total assets	1,622,291,394	1,653,842,436

Non current liabilities	894,601,633	845,160,362
Current liabilities	257,295,490	297,585,850
Total liabilities	1,151,897,123	1,142,746,212

Non-controlling interest	236,747,851	256,201,099

Equity	233,646,420	254,895,125

ii.     Summary statement of total comprehensive loss

	06.30.2013	06.30.2012
Sales	323,322,263	244,985,187
Cost of sales	(63,161,488)	(57,819,787)
Operating loss	1,895,202	4,457,602
Finance results, net	(43,098,823)	(36,619,651)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10: (Continuation)

iii.  Summary statement of cash flows

	06.30.2013	06.30.2012
Net cash used in operating activities	(178,423,399)	(48,321,053)
Net cash generated by (used) in investing activities	30,401,193	(13,140,961)
Net cash generated by financing activities	112,541,550	50,854,674

The following chart includes a reconciliation of the proportional equity value corresponding to the main joint ventures and the book value of the Company’s interest in them:

	06.30.2013	06.30.2012
Equity method	117,249,234	105,503,369
Adjustments (1)	63,046,837	66,204,113
Total investments in joint ventures	180,296,071	171,707,481

(1) Includes adjustments for repurchase of financial debt and greater value of property, plant and equipment.

NOTE 11: INVESTMENTS IN ASSOCIATES

	06.30.2013	06.30.2012
At the beginning of the year	132,546,155	130,251,204
Participation in profit (loss)	4,156,841	(190,040)
Al the end of the period	136,702,996	130,061,164

The Company holds an interest in only one associate. The capital stock of the associated company is made up of common shares each granting the right to one vote. The country of domicile is also the principal place where the associate operates.

Company	Country	% Participation	Nature of the related
CIESA	Argentina	10%	(1)

(1)       Through EPCA, the Company holds an interest in CIESA, a company which owns 51% of the capital stock of TGS. TGS is the most important gas transportation company in the country, and it operates the biggest pipeline system in Latin America. In turn, it is the leading company in the production and marketing of natural gas liquids both for the domestic and the export market. It also provides comprehensive solutions in the natural gas area and, since 1998, TGS has also landed in the telecommunications through its controlled company Telcosur S.A.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 11: (Continuation)

i.      Summary consolidated statement of financial position

	06.30.2013	12.31.2012
Non current assets	4,212,190,000	4,083,683,000
Current assets	1,269,924,000	1,512,790,000
Total assets	5,482,114,000	5,596,473,000

Non current liabilities	2,460,837,000	2,806,572,000
Current liabilities	1,018,120,000	816,038,000
Total liabilities	3,478,957,000	3,622,610,000

Non-controlling interest	984,325,000	996,596,000

Equity	2,003,157,000	1,973,863,000

ii.    Summary statement of total comprehensive income

	06.30.2013	06.30.2012
Sales	1,300,974,000	1,181,449,000
Cost of sales	364,679,000	273,767,000
Operating loss	(226,891,000)	(197,292,000)
Finance results, net	87,258,000	49,508,000

iii.  Summary statement of cash flows

	06.30.2013	06.30.2012
Net cash generated by operating activities	299,284,000	289,138,000
Net cash used in investing activities	(88,299,000)	(90,882,000)
Net cash used in financing activities	(126,830,000)	-

The following chart includes a reconciliation of the proportional equity value corresponding to the main associated companies and the book value of the Company’s interest in them:

	06.30.2013	06.30.2012
Equity method	101,883,500	67,993,941
Adjustments (1)	34,819,496	62,067,223
Total investments in associates	136,702,996	130,061,164

(1) Includes additional value of the investment in associate.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12: Financial assets at fair value through profit and loss

Non current	Note	06.30.2013	12.31.2012

Shares - Related parties	29.f	64,255,612	58,608,616
Trusts - Related parties	29.f	290,733,775	241,829,350
Shares		70,630	70,630
Government securities		2,225,207	3,283,471
		357,285,224	303,792,067

Current

Government securities		102,833,930	80,851,443
Corporate securities		273,849	26,365,059
Shares		6,291,070	6,195,088
		109,398,849	113,411,590

NOTE 13: ASSETS AND DEFERRED TAX LIABILITIES

The composition of the assets and deferred tax liabilities is as follows:

	06.30.2013	12.31.2012
Tax los-carryforwards	276,804,127	198,228,292
Intangible assets	-	41,986,482
Infrastructure under construction	-	27,924,232
Trade and other receivables	52,402,004	49,445,145
Cash and cash equivalents	2,278,618	845,458
Trade and other payables	204,955,854	183,467,035
Salaries and social security payable	30,210,577	45,065,810
Salaries and social benefits	11,806,593	17,366,782
Taxes payable	21,245,435	4,437,223
Provisions	29,837,420	31,110,763
Other	62,741	59,195
Deferred tax asset	629,603,369	599,936,417

Property, plant and equipment	(585,085,801)	(681,444,110)
Intangible assets	(252,478,356)	(254,382,281)
Trade and other receivables	(58,569,587)	(87,054,787)
Borrowings	(30,456,685)	(27,980,602)
Assets classified as held for sale	-	(89,421,740)
Other	(425,252)	(1,050,045)
Deferred tax liabilities	(927,015,681)	(1,141,333,565)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 13: (Continuation)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, ascertained after their proper offset, are disclosed in the consolidated statement of financial position:

Deferred tax asset	180,525,383	87,532,301
Deferred tax liabilities	(477,937,695)	(628,929,449)
Net deferred tax liabilities	(297,412,312)	(541,397,148)

NOTE 14: Trade and Other receivables

Non Current	Note	06.30.2013	12.31.2012

Receivables from energy distribution	2	431,227,496	337,458,681
Res. No. 406/03 and FONINVEMEM consolidated receivables	2	7,817,234	-
Present value discount of assets at amortized cost		(227,304,501)	(116,231,524)
Other		-	2,042,435
Trade receivables, net		211,740,229	223,269,592

Tax credits:
- Value added tax		21,183,226	25,303,802
- Tax on gross sales		12,104,190	12,360,267
- Income tax and minimum national income tax		80,870,162	126,593,544
- Tax on banking transactions		7,872,231	15,103,898
- Other tax credits		64,645	509,353
Receivable from MMC		-	45,687,536
Borrowings		9,340,011	30,256,335
Related parties	29.f	7,778,848	6,671,076
Other		2,800,999	2,727,469
Allowance for other receivables		(71,890,766)	(66,423,670)
Other receivables, net		70,123,546	198,789,610

Total Non Current		281,863,775	422,059,202

Current

Receivables from energy distribution		798,589,908	928,316,575
Receivables from Argentine Wholesale Electric Market		123,825,622	115,512,113
CAMMESA		371,084,167	231,643,654
Res. No. 406/03 and FONINVEMEM consolidated receivables	2	10,773,780	72,904,322
Discount for fair value		-	(1,321,292)
Receivables from oil and liquid sales		2,710,512	4,588,628
Debtors in litigation		21,868,952	20,670,270
Related parties	29.f	1,647,841	1,014,243
Other		11,641,415	12,261,529
Allowance for doubtful accounts		(66,999,534)	(66,610,421)
Trade receivables, net		1,275,142,663	1,318,979,621

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14: (Continuation)

	Note	06.30.2013	12.31.2012
Tax credits:
- Value added tax		63,560,868	47,720,578
- Tax on gross sales		2,530,076	2,991,057
- Income tax and minimum national income tax		40,645,510	1,220,247
- Withholding of social security contributions		1,515,146	3,619,672
- Other tax credits		3,475,309	605,446
Advances to suppliers		31,835,248	72,624,141
Advances to employees		4,940,923	4,094,995
Related parties	29.f	5,268,277	7,124,166
Prepaid expenses		15,951,331	25,824,330
Other receivables from non-electricity activities		25,004,454	27,521,000
Borrowings		2,497,223	6,045,342
Deposits in guarantee		3,239,677	2,769,617
Deposits in litigation		3,969,846	4,215,761
Receivables from FOCEDE Resolution No. 347/12		44,470,822	3,789,000
Receivable from MMC		1,035,455,132	-
Receivables from the sale of financial instruments		16,223,928	14,348,862
Other		23,835,753	21,163,367
Allowance for other receivables		(30,711,261)	(23,113,833)
Other receivables, net		1,293,708,262	222,563,748

Total Current		2,568,850,925	1,541,543,369

NOTE 15: CASH AND CASH EQUIVALENTS

	06.30.2013	12.31.2012

Cash	2,275,665	1,821,923
Banks	266,425,589	88,729,161
Securities deposit	242,629	1,025,626
Time deposits	748,339	14,115,826
Investment funds	432,811,111	174,189,335
	702,503,333	279,881,871

NOTE 16: SHARE CAPITAL

At June 30, 2013 and December 31, 2012 the Company had 1,314,310,895 of shares with a par value of Ps. 1 each and entitled to 1 vote per share.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17: TRADE AND OTHER PAYABLES

Non Current	Note	06.30.2013	12.31.2012

Suppliers		1,294,786	83,815,019
Customer contributions		108,062,082	95,722,750
Customer guarantees		59,060,413	57,784,582
Accounts payable		168,417,281	237,322,351

PUREE		163,342,530	1,277,760,644
Fines and bonuses		716,143,354	617,010,872
Guarantees executed		107,692,060	98,297,986
Other		-	772,068
Other liabilities		987,177,944	1,993,841,570

Total Non Current		1,155,595,225	2,231,163,921

Current

Suppliers		741,946,132	675,248,738
CAMMESA		1,517,381,543	698,608,610
Customer contributions		89,579,715	68,236,868
Funding contributions substations		65,116,000	53,286,000
Fees and royalties		1,914,966	7,010,556
Customer advances		3,144,179	1,288,203
Customer guarantees		1,168,630	1,096,740
Related parties	29.f	609,640	128,369
Accounts payable		2,420,860,805	1,504,904,084

PUREE		-	74,693,099
Fines and bonuses		33,372,011	45,031,170
Dividends payable		12,596,000	7,508,591
Advances for acqusition of subsidiaries		8,082,000	7,377,000
Sundry payables		-	34,064,205
Liability with FOTAE		48,959,579	-
Other		9,829,588	14,400,475
Other liabilities		112,839,178	183,074,540

Total Current		2,533,699,983	1,687,978,624

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18: BORROWINGS

Non Current	Note	06.30.2013	12.31.2012

Financial loans		165,219,055	121,444,859
Corporate bonds		2,168,863,259	2,097,038,169
Related parties	29.f	370,990,354	-
		2,705,072,668	2,218,483,028

Current

Bank overdrafts		96,761,109	160,755,144
Short-term securities		126,513,011	80,793,936
Financial loans		155,931,476	97,205,856
Corporate bonds		215,723,493	273,817,176
Related parties	29.f	51,841,011	178,344,857
		646,770,100	790,916,969

The main variations in the Group's financial structure during the six-month period ended June 30, 2013 and until the date of emission of these unaudited consolidated condensed interim financial statements are described below:

i.      CTG

Cancellation of 2013 Bonds

During the month of March, 2013, CTG cancelled all of its 2013 Bonds for a face value of US$ 6.1 million Issuance of Corporate Bonds.

Refinancing of CTG’s loans

On February 28, 2013, CTG renewed under a syndicated loan the open credit facilities for a total amount of Ps. 78.7 million with Banco Hipotecario S.A., Standard Bank Argentina S.A, Santander Rio S.A. and Citibank N.A. Principal is compose of two tranches, one in the amount of Ps. 61.3 million at the Private Badcor rate plus 375 basis points, and another in the amount of Ps. 17.4 million accruing interest at a 22.25% annual nominal fixed rate. Interest is repayable on a quarterly basis and whereas principal is repayable at 365 days as from the granting of the loan.

Issuance of Corporate Bonds

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 50 million (or its equivalent value in other currencies) effective as from February 13, 2013, on March 6, 2013, CTG issued Class 3 and 4 Corporate Bonds (“Class 3 and 4 CB”) for a face value of Ps. 36.7 million and US$ 9.5 million (converted at an initial exchange rate of Ps. 5.0448/US$) accruing interest at the Private Badlar rate plus a 400 basis points margin and at a 3% rate and finally maturing on March 6, 2014 and March 6, 2015, respectively. Interest will be payable on a quarterly basis. Funds obtained from the issuance of the above mentioned corporate bonds were wholly allocated to the refinancing of liabilities.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18: (Continuation)

Out of all Class 3 and 4 CBs, Class 1 Corporate Bonds for a total Ps. 3.8 million and Class 2 Corporate Bonds for a total Ps. 14 million have been subscribed in kind. Class 1 CBs were wholly cancelled on March 6, 2013. After the issuance of Class 3 and 4 CBs, the outstanding Class 2 CBs amount to Ps. 37.7 net of CTG’s portfolio holdings.

After cancelling Class 1 Corporate Bonds and discounting Class 2 Corporate Bonds presented for the swap, the result of the issuance of Class 3 and 4 CBs, net of the placement commissions, resulted in a net income of funds amounting to approximately Ps. 23 million. These funds were used to repay short-term liabilities.

ii.    CPB

Financing Cammesa II

On January 8, 2013, CPB signed a loan agreement with CAMMESA stipulating the terms for the financing of certain repair work delayed in units BBLATV29 and BBVLATV30 for an amount of Ps. 19.9 million plus the added-value tax pursuant to ES Resolution No. 146/02 so as to cover 70% of those maintenance costs.

On February 25, 2013, through Note No. B-78922-1, CAMMESA informed CPB of the modification to that financing pursuant to the provisions approved by ES Resolution No. 356/13 increasing financing to Ps. 32.7 million plus the added-value tax in order to expand to cover 100% of maintenance costs..

Payment of the requested amount will be made through partial advances based on the progress of the works and/or the provision of services and spare parts, and subject to CAMMESA’s financial capabilities. The requested amount will be paid back in 18 monthly, equal and consecutive installments of Ps. 1.8 million each, which will bear a rate equivalent to the average yield derived by CAMMESA from its financial placements, the first installment being due the month after the last partial advance is made or 12 months after the first advance, whichever occurs earlier.

As at the issuance hereof, CPB has received partial advances from this financing amounting to Ps. 37 million.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18: (Continuation)

iii.  PEPASA

Global Programme of VCP

On March 27, 2013, PEPASA made the issuance of its Class 5 and Class 6 VCPs for an amount of Ps. 77.8 million and US$ 4.3 million (at an initial 5.1077 exchange rate), respectively. Class 5 VCPs accrue interest at an annual nominal floating rate equivalent to the Private BADLAR rate applicable to the interest periods on each payment date plus a 2.99% spread. Class 6 VCPs accrue interest at a 0.01% nominal annual fixed rate. For both classes, principal will be repaid in a lump sum in pesos 12 calendar months after the issuance date, and interest will be payable on a quarterly basis. The funds raised through the issuance of these VCP will go to investments in physical assets.

On May 13, 2013, PEPASA cancelled all the Class 2 VCPs issued on May 11, 2011 in the amount of Ps. 32.6 million.

Corporate Bonds Program

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 100 million (or its equivalent value in other currencies) dated March 19, 2013, on June 28, 2013, PEPASA issued Class 1 Corporate Bonds for a face value of Ps. 254.8 million accruing interest at the Private Badlar rate plus a 3% margin and finally maturing on June 28, 2016 as a productive investment computable under Section 35.k of the Insurance Activity General Rules and Regulations. Interest will be payable on a quarterly basis.

Funds obtained through the issuance of these bonds will be destined to investments in physical assets and/ or to the payment of working capital.

iv.   CTLL

Meeting of CTLL`s Corporate Bondholders

At the Extraordinary Meeting of Corporate Bondholders held on March 1, 2013, the modification to the issuance conditions for corporate bonds maturing in 2015 was agreed. The main modifications are described below:

-        Interest 2013: It was resolved to capitalize interest maturing in March and September 2013.

-        Amortization: Corporate bonds will be amortized in four semi-annual and consecutive payments, the first one being payable sixty-six months as from the issuance date. The first three amortization payments will be for an amount equivalent to 11.18% of the issued capital. The fourth and last payment will be made on the maturity date for an amount equivalent to 66.46% of the issued capital.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18: (Continuation)

-        Early Redemption: If you make an early redemption CTLL until the sixth year as from the issuance date, an additional amount equivalent to 50% of the interest rate multiplied by the amount of the capital pending payment and subject to redemption will be paid. If such redemption is made from the sixth year, this additional amount will be reduced to 25% of the interest rate. Notwithstanding the foregoing, should CTLL decide to redeem its corporate bonds for an amount of up to US$ 22.4 million at the reference exchange rate in force two business days before the redemption at any time up to the corporate bonds' maturity date, no additional amount will be paid.

Bank loans

On April 5, 2013, Citibank NA’s Argentine branch granted financing to CTLL for an amount of Ps. 49 million, which accrues interest: (i) at a 19% rate for the period comprised between the disbursement date and July 1, 2013; (ii) at a 20.5% rate for the period comprised between July 1, 2013 and July 1, 2014; and (iii) 22.25% for the period comprised between July 1, 2014 and the final maturity date. Interest will be payable on a monthly basis as from the disbursement date, and principal will be payable in four equal quarterly installments, the first one maturing on April 1, 2014.

v.     PESA

TGS Financing

On April 26, 2013, the parties agreed on the following amendments to the loan agreement:

i)	The maturity date will be October 6, 2014, automatic extendable for a single additional period of one year at the market rate.
ii)

The loan will be paid at maturity or in advance through the full and unconditional assignment to TGS of all the Company’s rights and obligations under the ICSID Agreement in case, on or before the maturity date: (a) TGS has received a 20% increase on its tariff chart and that increase remains effective pursuant to the Transitory Agreement approved by Order No. 1918/09 of the National Executive Branch, or (b) the following has been granted to TGS and remains effective: (x) the tariff adjustment set forth in the Agreement initialized by TGS and approved by its Board of Directors on October 5, 2011, or (y) any other compensatory system implemented through any tariff review system or mechanism hereinafter replacing those currently in force under Economic Emergency Act No. 25,561 of the Republic of Argentina and having an equivalent economic effect on TGS.

iii)	In all cases, compensatory and punitive interest will be fully paid at maturity or in advance in freely available U.S. dollars.
iv)

Principal will bear compensatory interest at a 6.8 % annual nominal rate plus VAT as from the loan’s effective date and until the date of this modification, at a 6.8 % annual nominal rate plus VAT until its maturity date, and in case the loan is extended, at the market rate to be determined for the following annual period as from October 6, 2014 and until the date all amounts owed under the loan are fully paid off. Compensatory interest will mature and be payable in a lump sum together with the cancellation of principal on the applicable maturity date.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19: DEFERRED REVENUES

	06.30.2013	12.31.2012

Related to IFRIC 12	-	230,061,504
Customer contributions not subject to return	34,365,761	34,365,761
	34,365,761	264,427,265

NOTE 20: SALES

	Six months to		Three months to
	06.30.2013	06.30.2012	06.30.2013	06.30.2012

Sales of energy to the SPOT Market	317,526,170	994,446,464	(2,995,542)	554,005,095
Energy sales Resolution No. 220/07	93,876,501	206,280,333	56,231,871	105,998,167
Sales of energy to the Forward Market	256,171,368	247,612,806	154,431,462	139,463,334
Energy plus sales	117,173,847	299,979,868	59,286,733	254,571,561
Other sales	9,054,096	9,464,344	4,250,839	5,284,142
Generation subtotal	793,801,982	1,757,783,815	271,205,363	1,059,322,299

Energy sales	1,633,984,856	1,412,528,441	808,801,435	694,026,086
Right of use of posts	21,047,962	18,923,264	10,670,498	13,052,979
Connection and reconnection charges	1,750,737	2,645,331	932,739	762,796
Other sales	-	1,092,894	-	1,092,894
Distribution subtotal	1,656,783,555	1,435,189,930	820,404,672	708,934,755

Gas sales	57,163,338	40,171,961	34,902,960	21,485,503
Oil and liquid sales	7,968,562	1,798,376	6,233,055	853,039
Other sales	12,978,783	139,643	4,408,235	4,698
Holding and others subtotal	78,110,683	42,109,980	45,544,250	22,343,240

Intersegment sales	2,368,408	2,630,694	1,230,453	660,627

Total sales	2,531,064,628	3,237,714,419	1,138,384,738	1,791,260,921

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 21: COST OF SALES

	Six months to		Three months to
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Inventories at the beginning of the year	103,330,353	60,421,699	103,330,353	60,421,699

Loss for the period
Purchases of inventories and of energy from the distribution segment	971,871,708	742,633,957	415,112,108	232,804,477

Salaries and social benefits	436,591,668	286,859,821	222,071,915	162,961,402
Accrual of defined benefit plans	12,947,909	10,751,632	6,562,275	5,272,598
Fees and compensations for services	319,135,358	211,627,308	170,614,351	115,004,992
Property, plant and equipment depreciations	155,759,372	164,782,773	80,525,994	82,323,867
Intangible assets amortization	9,721,613	9,678,012	4,860,807	4,838,724
Depreciation of biological assets	20,407	-	10,205	-
Gas consumption	103,462,130	331,063,294	(13,709,863)	123,814,822
Purchase of energy	286,176,182	381,957,191	174,498,829	282,751,814
Fuel consumption	31,076,708	680,749,781	(107,192,771)	578,136,610
Transport of energy	10,555,889	10,553,629	6,319,095	6,306,878
Material and spare parts consumption	62,933,596	50,886,279	31,993,651	48,634,404
Penalties	140,011,914	42,838,823	71,784,972	19,836,823
Maintenance	66,285,401	26,024,145	22,031,055	12,589,587
Royalties and fees	19,592,499	17,299,990	8,030,286	7,284,130
Gas production	3,938,652	2,876,155	1,851,645	1,719,001
Rental and insurance	26,080,888	20,588,956	11,750,631	10,607,998
Surveillance and security	8,515,999	6,632,216	4,194,856	3,545,105
Taxes, rates and contributions	8,632,080	5,432,810	4,547,465	3,196,940
Communications	3,615,386	4,019,566	1,760,899	2,116,256
Other	8,509,281	4,892,957	5,406,010	3,265,511
Subtotal	1,713,562,932	2,269,515,338	707,912,307	1,474,207,462

Inventories at the end of the period	(81,417,626)	(80,027,979)	(12,547,491)	(38,099,569)
Cost of sales	2,707,347,367	2,992,543,015	1,213,807,277	1,729,334,069

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22: SELLING EXPENSES

	Six months to		Three months to
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Salaries and social benefits	86,933,764	56,939,363	42,512,908	33,149,412
Accrual of defined benefit plans	1,953,217	1,684,000	976,609	1,684,000
Fees and compensations for services	86,001,793	66,192,272	48,579,156	32,982,760
Property, plant and equipment depreciations	4,346,444	1,931,716	2,351,941	55,564
Penalties	28,615,000	3,525,139	21,215,000	2,285,139
Doubtful accounts	27,798,631	9,619,062	19,594,035	5,704,272
Surveillance and security	293,527	285,768	162,068	106,283
Taxes, rates and contributions	38,517,744	36,176,863	19,404,012	24,884,749
Communications	15,635,976	10,090,888	8,187,048	5,295,098
Other	359,428	4,681,559	149,111	1,856,085
Total selling expenses	290,455,524	191,126,630	163,131,888	108,003,362

NOTE 23: ADMINISTRATIVE EXPENSES

	Six months to		Three months to
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Salaries and social benefits	116,028,382	95,041,486	59,621,596	44,598,034
Accrual of defined benefit plans	2,016,265	1,868,461	919,813	1,851,827
Fees and compensations for services	77,116,124	42,810,730	46,466,165	23,339,322
Directors and Sindycs’ fees	8,786,395	10,198,725	4,654,346	3,475,494
Reserve for directors’ options	4,472,676	4,472,676	2,236,338	2,236,338
Property, plant and equipment depreciations	7,472,930	5,338,009	3,798,419	3,415,350
Intangible assets amortization	1,038,924	4,086,432	-	2,043,216
Material and spare parts consumption	2,751,943	1,846,636	1,453,165	1,077,379
Maintenance	632,413	2,733,016	342,373	1,339,053
Transport and per diem	1,609,590	1,960,442	1,109,947	860,487
Rental and insurance	16,320,135	11,013,045	8,206,299	4,943,512
Surveillance and security	5,572,664	2,962,586	2,870,257	1,526,896
Taxes, rates and contributions	12,796,119	15,101,348	8,683,060	12,115,798
Communications	2,816,370	2,247,366	1,677,293	934,813
Advertising and promotion	2,040,364	2,806,332	1,078,768	2,196,917
Other	4,278,493	5,704,150	2,250,094	2,057,422
Total administrative expenses	265,749,787	210,191,440	145,367,933	108,011,858

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 24: OTHER OPERATING INCOME AND EXPENSES

		Six months to		Three months to
Other operating income	Note	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Insurance recovery		40,493,519	134,893,674	3,072,000	100,052,372
Recovery of expenses and provisions		5,323,483	8,135,899	3,507,544	8,026,571
Recovery of other operating costs		12,978,586	-	12,978,586	-
Recognition Agreement March	30	84,837,562	-	84,837,562	-
Dividend income		7,425,334	-	7,425,334	-
Other		12,151,901	9,609,776	8,272,510	5,185,617
Total other operating income		163,210,385	152,639,349	120,093,536	113,264,560

Other operating loss
Allowances for contingencies		(4,821,659)	(12,172,591)	(3,722,016)	(5,173,468)
Voluntary retirements - bonus		(9,794,052)	(6,283,530)	(5,032,128)	(2,643,390)
Decreaeses in property, plant and
equipment and intangible assets		(6,830,636)	(10,902,173)	(6,426,481)	(9,582,254)
Indemnities		(2,241,752)	(2,754,868)	(1,242,890)	(1,559,305)
Allowances for other receivables		(3,944,534)	-	(761,016)	-
Net expense techniques		(6,118,067)	(3,883,381)	(3,191,882)	(1,751,176)
Tax credits and debits		(39,389,592)	(36,189,284)	(20,456,055)	(21,373,494)
Donations and contributions		(2,776,700)	(2,875,980)	(1,443,809)	(724,548)
Other		(7,440,522)	(4,768,676)	(4,636,069)	(2,476,313)
Total other operating loss		(83,357,514)	(79,830,483)	(46,912,346)	(45,283,948)

NOTE 25: FINANCIAL RESULTS

	Six months to		Three months to
Finance income	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Comercial interest	45,650,191	44,060,409	23,530,789	33,454,647
Financial interest	194,815,490	20,284,198	183,477,607	11,618,029
Other interest	620,468	-	319,642	-
Total finance income	241,086,149	64,344,607	207,328,038	45,072,676

Finance cost
Comercial interest	(55,380,817)	(3,086,000)	24,316,030	(1,745,000)
Fiscal interest	(20,338,939)	(10,211,224)	(11,232,095)	(5,083,742)
Financial interest	(187,041,831)	(207,338,863)	(104,884,122)	(98,842,421)
Other interest	(99,278)	(71,253)	(44,627)	(32,550)
Taxes and bank commissions	(11,579,333)	(6,819,455)	(7,423,834)	(8,645,548)
Other finance costs	(1,241,677)	(901,727)	(745,327)	(566,182)
Total finance cost	(275,681,875)	(228,428,522)	(100,013,975)	(114,915,443)

Other finance results
Foreing currency exchange difference	(242,761,184)	(149,947,539)	(138,892,943)	(107,970,105)
Result from repurchase of financial debt	43,716,291	-	16,133,551	-
Changes in the fair value of financial instruments	65,541,648	122,251,527	34,367,935	108,379,976
Discontinued value measurement	(104,705,114)	(81,044,635)	(87,496,276)	(79,967,006)
Other finance results	43,213	(423,338)	(6,715)	(423,338)
Total other finance results	(238,165,146)	(109,163,985)	(175,894,448)	(79,980,473)
Other finance results, net	(272,760,872)	(273,247,900)	(68,580,385)	(149,823,240)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: EARNING (LOSS) PER SHARE

a)    Basic

Basic earnings (loss) per share are calculated by dividing the benefit attributable to the Company’s shareholders’ equity interest holders by the weighted average of outstanding common shares during that period.

b)    Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares. The Company has a kind of dilutive potential common shares, which consist on share purchase options.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing business.

When the calculation of losses per diluted share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no anti-dilutive effect is recorded, the diluted share result thus equaling the basic. Therefore, the basic and diluted results per share are the same for continuing operations during the 2013 and 2012 periods, and for discontinued operations during the 2013 period.

	06.30.2013	06.30.2012
Earings (Loss) attributable to the equity holders of the company during the period from continuing operations	627,721,351	(175,380,591)
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic and diluted earings (loss) per share from continuing operations	0.4776	(0.1335)

	06.30.2013	06.30.2012
(Loss) earnings attributable to the equity holders of the company during the period for discontinued operations	(82,468,857)	27,552,551
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic (loss) earnings per share from discontinued operations	(0.0627)	0.0210

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: (Continuation)

06.30.2012
Earnings attributable to the equity holders of the company during the period for discontinued operations	27,552,551
Weighted average amount of outstanding shares	1,314,310,895
Adjustments for stock options	110,144,773
Weighted average amount of outstanding shares for diluted profit per share	1,424,455,668
Diluted earnings per share from discontinued operations	0.0193

NOTE 27: SEGMENT INFORMATION

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation, conformed by of the direct and indirect equity interest in  CTLL, HINISA, HIDISA, CTG, CPB, Powerco, ENDISA, EGSSA and investments in shares in other companies related to the electricity generation sector.

Transmission, conformed by of the indirect equity interest through Citece in Transener and its subsidiaries. For the purposes of presenting segment information the indirect equity interest has been consolidated proportionally.

Distribution, conformed by of the indirect equity interest in EASA, Edenor, and its directly controlled subsidiaries AESEBA, and the subsidiaries of the latter. As of June 30, 2013, and pursuant to the divestment mentioned in Note 31, the Company has deconsolidated AESEBA, classifying their results as discontinued operations.

Holding and others, conformed by of financial investment operations, holding activities, oil and gas exploitation, and other businesses.

The Company manages its segments to the net income level of reporting.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continuation)

Consolidated statement of operation information at June 30, 2013	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	793,801,982	160,588,072	1,656,783,555	78,110,683	-	2,689,284,292
Intersegment sales	2,002,563	1,073,059	-	9,642,144	(9,276,300)	3,441,466
Cost of sales	(780,818,422)	(158,808,045)	(1,885,656,393)	(42,290,255)	1,417,700	(2,866,155,415)
Gross profit	14,986,123	2,853,086	(228,872,838)	45,462,572	(7,858,600)	(173,429,657)

Selling expenses	(24,588,385)	-	(263,416,934)	(2,450,205)	-	(290,455,524)
Administrative expenses	(64,539,763)	(36,833,337)	(164,360,189)	(42,686,712)	5,856,037	(302,563,964)
Higher Costs Recognition - Resolution ES No. 250/13	-	-	2,212,623,330	-	-	2,212,623,330
Other operating income	142,493,694	982,915	10,987,794	9,727,094	-	164,191,497
Other operating expenses	(19,726,514)	(6,769)	(58,591,241)	(5,032,990)	-	(83,357,514)
Loss of joint ventures	-	-	3,902	-	-	3,902
Share profit of associates	-	-	-	4,156,841	-	4,156,841
Operating profit (loss)	48,625,155	(33,004,105)	1,508,373,824	9,176,600	(2,002,563)	1,531,168,911

Finance income	29,256,852	57,069,734	214,217,945	2,498,122	(4,886,769)	298,155,884
Finance cost	(106,469,611)	(29,331,343)	(162,428,216)	(11,637,491)	4,859,222	(305,007,439)
Other finance results	(183,203,982)	(26,796,572)	(128,571,484)	73,610,322	-	(264,961,716)
Profit (Loss) before income tax	(211,791,586)	(32,062,286)	1,431,592,069	73,647,553	(2,030,110)	1,259,355,640

Income tax	83,046,973	10,689,432	(117,561,182)	(2,723,061)	-	(26,547,838)
(Loss) Profit for the period from continuing operations	(128,744,613)	(21,372,854)	1,314,030,887	70,924,492	(2,030,110)	1,232,807,802

Discontinued operations	-	(1,605,700)	(122,079,915)	-	2,030,110	(121,655,505)
Adjustment non-controlling interest in joint ventures	-	9,726,624	-	-	-	9,726,624
Total comprehensive (loss) profit of the period	(128,744,613)	(13,251,930)	1,191,950,972	70,924,492	-	1,120,878,921

Total (loss) profit attributable to:
Owners of the Company	(121,989,631)	(13,251,930)	609,569,563	70,924,492	-	545,252,494
Non - controlling interest	(6,754,982)	-	582,381,409	-	-	575,626,427

Depreciation and amortization (2)	47,440,263	20,976,697	110,355,157	25,036,946	-	203,809,063

Additional consolidated information as of June 30, 2013
Assets	3,409,154,029	834,058,894	7,038,797,329	1,959,916,628	(351,507,221)	12,890,419,659
Liabilities	2,342,503,173	575,962,308	5,824,919,520	989,239,995	(351,507,221)	9,381,117,775

(1) Includes financial results generated by financial debt issued by EASA for Ps. 74.1 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets, intangible assets and iological assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continuation)

Consolidated statement of operation information at June 30, 2012	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	1,757,783,815	118,512,038	1,435,189,930	42,109,980	-	3,353,595,763
Intersegment sales	8,222,049	5,143,344	-	43,781,403	(49,372,755)	7,774,041
Cost of sales	(1,513,165,407)	(124,738,883)	(1,462,832,939)	(25,197,730)	8,653,061	(3,117,281,898)
Gross profit	252,840,457	(1,083,501)	(27,643,009)	60,693,653	(40,719,694)	244,087,906

Selling expenses	(27,020,384)	-	(162,139,341)	(1,966,905)	-	(191,126,630)
Administrative expenses	(66,742,289)	(29,132,316)	(109,984,078)	(74,165,833)	40,719,694	(239,304,822)
Other operating income	136,797,826	855,738	8,282,037	7,559,484	-	153,495,085
Other operating expenses	(13,697,207)	(9,579)	(63,535,032)	(2,588,665)	-	(79,830,483)
Loss of joint ventures	-	-	(21,177)	-	-	(21,177)
Share profit of associates	-	-	-	(190,040)	-	(190,040)
Operating profit (loss)	282,178,403	(29,369,658)	(355,040,600)	(10,658,306)	-	(112,890,161)

Finance income	34,463,257	36,704,217	33,742,945	433,241	(4,294,835)	101,048,825
Finance cost	(108,614,392)	(25,856,404)	(100,932,448)	(23,171,634)	4,294,835	(254,280,043)
Other finance results	(93,470,503)	(7,307,085)	(75,164,080)	59,470,337	-	(116,471,331)
Profit (Loss) before income tax	114,556,765	(25,828,930)	(497,394,183)	26,073,638	-	(382,592,710)

Income tax	(34,141,641)	8,279,155	48,708,408	(2,660,333)	-	20,185,589
Profit (Loss) for the period from continuing operations	80,415,124	(17,549,775)	(448,685,775)	23,413,305	-	(362,407,121)

Discontinued operations	-	(910,694)	55,468,000	-	-	54,557,306
Adjustment non-controlling interest in joint ventures	-	7,970,703	-	-	-	7,970,703
Total comprehensive profit (loss) of the period	80,415,124	(10,489,766)	(393,217,775)	23,413,305	-	(299,879,112)

Total profit (loss) attributable to:
Owners of the Company	80,132,838	(10,489,766)	(240,884,417)	23,413,305	-	(147,828,040)
Non - controlling interest	282,286	-	(152,333,358)	-	-	(152,051,072)

Depreciation and amortization (2)	68,246,130	19,338,125	103,978,920	18,064,568	-	209,627,743

Additional consolidated information as of December 31, 2012
Assets	3,355,134,824	851,266,469	6,762,476,788	1,387,430,604	(332,909,916)	12,023,398,769
Liabilities	2,115,695,457	571,389,759	6,640,806,209	570,001,566	(332,909,916)	9,564,983,075

(1) Includes financial results generated by financial debt issued by EASA for Ps. 45.7 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continuation)

Consolidated statement of operation information for three moths as of June 30, 2013	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	271,205,363	94,871,008	820,404,672	45,544,250	-	1,232,025,293
Intersegment sales	-	988,468	-	5,214,114	(3,983,662)	2,218,920
Cost of sales	(225,728,788)	(85,787,538)	(969,152,996)	(20,343,196)	1,417,700	(1,299,594,818)
Gross profit	45,476,575	10,071,938	(148,748,324)	30,415,168	(2,565,962)	(65,350,605)

Selling expenses	(12,229,073)	-	(149,500,002)	(1,402,813)	-	(163,131,888)
Administrative expenses	(33,081,508)	(19,269,229)	(89,277,606)	(25,561,693)	2,565,962	(164,624,074)
Higher Costs Recognition -
Resolution ES No. 250/13	-	-	2,212,623,330	-	-	2,212,623,330
Other operating income	103,863,063	(308,740)	7,642,364	8,588,109	-	119,784,796
Other operating expenses	(12,874,286)	(5,752)	(32,747,730)	(1,284,578)	-	(46,912,346)
Loss of joint ventures	-	-	3,902	-	-	3,902
Share profit of associates	-	-	-	(1,382,016)	-	(1,382,016)
Operating profit (loss)	91,154,771	(9,511,783)	1,799,995,934	9,372,177	-	1,891,011,099

Finance income	13,842,319	35,487,987	194,941,058	1,233,295	(2,688,633)	242,816,026
Finance cost	(61,370,875)	(15,038,523)	(32,917,476)	(8,411,960)	2,688,633	(115,050,201)
Other finance results	(137,910,695)	(15,353,718)	(49,088,854)	11,105,109	-	(191,248,158)
(Loss) Profit before income tax	(94,284,480)	(4,416,037)	1,912,930,662	13,298,621	-	1,827,528,766

Income tax	42,147,089	1,444,145	(148,088,387)	(4,069,867)	-	(108,567,020)
(Loss) Profit for the period from continuing operations	(52,137,391)	(2,971,892)	1,764,842,275	9,228,754	-	1,718,961,746

Discontinued operations	-	(887,863)	7,988,118	-	-	7,100,255
Adjustment non-controlling
interest in joint ventures	-	839,635	-	-	-	839,635
Total comprehensive (loss) profit of the period	(52,137,391)	(3,020,120)	1,772,830,393	9,228,754	-	1,726,901,636

Total (loss) profit attributable to:
Owners of the Company	(37,345,268)	(3,020,120)	962,983,280	9,228,754	-	931,846,646
Non - controlling interest	(14,792,123)	-	809,847,113	-	-	795,054,990

Depreciation and amortization (2)	27,085,910	10,732,041	55,789,638	10,908,156	-	104,515,745

(1) Includes financial results generated by financial debt issued by EASA for Ps. 40.9 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continuation)

Consolidated statement of operation information for three moths as of June 30, 2012	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	1,059,322,299	57,384,400	708,934,755	22,343,240	-	1,847,984,694
Intersegment sales	6,072,657	5,122,404	-	26,827,719	(32,239,747)	5,783,033
Cost of sales	(955,499,862)	(61,057,400)	(765,840,264)	(14,066,600)	6,072,657	(1,790,391,469)
Gross profit	109,895,094	1,449,404	(56,905,509)	35,104,359	(26,167,090)	63,376,258

Selling expenses	(15,527,526)	-	(91,016,584)	(1,459,252)	-	(108,003,362)
Administrative expenses	(41,146,417)	(14,389,275)	(52,485,531)	(40,536,313)	26,167,090	(122,390,446)
Other operating income	102,764,802	(318,605)	6,895,737	3,604,032	-	112,945,966
Other operating expenses	(6,173,837)	(5,287)	(38,094,575)	(1,010,249)	-	(45,283,948)
Loss of joint ventures	-	-	(21,177)	-	-	(21,177)
Share profit of associates	-	-	-	(2,262,063)	-	(2,262,063)
Operating profit (loss)	149,812,116	(13,263,763)	(231,627,639)	(6,559,486)	-	(101,638,772)

Finance income	21,083,209	18,683,359	26,021,412	244,235	(2,276,180)	63,756,035
Finance cost	(50,493,135)	(13,333,949)	(55,595,249)	(11,100,999)	2,276,180	(128,247,152)
Other finance results	(93,620,637)	(4,488,988)	(50,509,917)	64,149,963	-	(84,469,579)
Profit (Loss) before income tax	26,781,553	(12,403,341)	(311,711,393)	46,733,713	-	(250,599,468)

Income tax	(5,617,756)	3,857,929	7,136,293	(2,089,907)	-	3,286,559
Profit (Loss) for the period from continuing operations	21,163,797	(8,545,412)	(304,575,100)	44,643,806	-	(247,312,909)

Discontinued operations	-	(531,358)	15,503,000	-	-	14,971,642
Adjustment non-controlling interest in joint ventures	-	3,821,502	-	-	-	3,821,502
Total comprehensive profit (loss) of the period	21,163,797	(5,255,268)	(289,072,100)	44,643,806	-	(228,519,765)

Total profit (loss) attributable to:
Owners of the Company	32,918,826	(5,255,268)	(172,943,617)	44,643,806	-	(100,636,253)
Non - controlling interest	(11,755,029)	-	(116,128,483)	-	-	(127,883,512)

Depreciation and amortization (2)	32,982,546	8,938,909	52,352,625	9,577,888	-	103,851,968

(1) Includes financial results generated by financial debt issued by EASA for Ps. 26.8 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continuation)

Accounting criteria used by the subsidiaries for the measuring of results, assets and liabilities of the segments are consistent with those used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are assigned based on the segment’s activity.

The segment called “Electricity transmission”, which corresponds to the Company’s indirect interest in Citelec and its subsidiaries, has been included as a reportable segment since it is considered as such in the reports received by the Executive Director. Since the stake in such companies constitutes an interest in a joint business, it is not consolidated and it is valued according to the equity method of accounting in the Consolidated Comprehensive Income and Financial Statement Situation.

In this sense, the reconciliation between the segment information and the consolidated condensed interim comprehensive income statement is presented below:

Consolidated statement of operation information at June 30, 2013	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	2,689,284,292	(160,588,071)	2,528,696,221
Intersegment sales	3,441,466	(1,073,059)	2,368,407
Cost of sales	(2,866,155,415)	158,808,048	(2,707,347,367)
Gross loss	(173,429,657)	(2,853,082)	(176,282,739)

Selling expenses	(290,455,524)	-	(290,455,524)
Administrative expenses	(302,563,964)	36,814,177	(265,749,787)
Higher Costs Recognition - Resolution ES No. 250/13	2,212,623,330	-	2,212,623,330
Other operating income	164,191,497	(981,112)	163,210,385
Other operating expenses	(83,357,514)	-	(83,357,514)
Share loss of Joint Ventures	3,902	(13,222,026)	(13,218,124)
Share profit of associates	4,156,841	-	4,156,841
Operating profit	1,531,168,911	19,757,957	1,550,926,868

Finance income	298,155,884	(57,069,735)	241,086,149
Finance cost	(305,007,439)	29,325,564	(275,681,875)
Other finance results	(264,961,716)	26,796,570	(238,165,146)
Finance results, net	(271,813,271)	(947,601)	(272,760,872)
Profit before income tax	1,259,355,640	18,810,356	1,278,165,996

Income tax	(26,547,838)	(10,689,432)	(37,237,270)
Profit before income tax	1,232,807,802	8,120,924	1,240,928,726

Discontinued operations	(121,655,505)	1,605,700	(120,049,805)
Adjustment non-controlling interest in Joint Ventures	9,726,624	(9,726,624)	-
Profit for the period	1,120,878,921	-	1,120,878,921

Depreciation and amortization	203,809,063	(20,976,697)	182,832,366

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: (Continuation)

Additional consolidated information as of June 30, 2013	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Assets	12,890,419,659	(694,322,491)	12,196,097,168
Liabilities	9,381,117,775	(575,948,565)	8,805,169,210

Consolidated statement of operation information at June 30, 2012	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	3,353,595,763	(118,512,040)	3,235,083,723
Intersegment sales	7,774,041	(5,143,345)	2,630,696
Cost of sales	(3,117,281,898)	124,738,883	(2,992,543,015)
Gross loss	244,087,906	1,083,498	245,171,404

Selling expenses	(191,126,630)	-	(191,126,630)
Administrative expenses	(239,304,822)	29,113,382	(210,191,440)
Other operating income	153,495,085	(855,736)	152,639,349
Other operating expenses	(79,830,483)	-	(79,830,483)
Share loss of Joint Ventures	(21,177)	(10,321,592)	(10,342,769)
Share profit of associates	(190,040)	-	(190,040)
Operating (loss) profit	(112,890,161)	19,019,552	(93,870,609)

Finance income	101,048,825	(36,704,218)	64,344,607
Finance cost	(254,280,043)	25,851,521	(228,428,522)
Other finance results	(116,471,331)	7,307,346	(109,163,985)
Finance results, net	(269,702,549)	(3,545,351)	(273,247,900)
(Loss) Profit before income tax	(382,592,710)	15,474,201	(367,118,509)

Income tax	20,185,589	(8,414,192)	11,771,397
Profit before income tax	(362,407,121)	7,060,009	(355,347,112)

Discontinued operations	54,557,306	910,694	55,468,000
Adjustment non-controlling interest in Joint Ventures	7,970,703	(7,970,703)	-
(Loss) for the period	(299,879,112)	-	(299,879,112)

Depreciation and amortization	209,627,743	(19,338,125)	190,289,618

Additional consolidated information as of December 31, 2012	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Assets	12,023,398,769	(699,473,658)	11,323,925,111
Liabilities	9,564,983,075	(571,373,108)	8,993,609,967

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: (Continuation)

Consolidated statement of operation information for three moths as of June 30, 2013	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	1,232,025,293	(95,774,884)	1,136,250,409
Intersegment sales	2,218,920	(84,591)	2,134,329
Cost of sales	(1,299,594,818)	85,787,541	(1,213,807,277)
Gross loss	(65,350,605)	(10,071,934)	(75,422,539)

Selling expenses	(163,131,888)	-	(163,131,888)
Administrative expenses	(164,624,074)	19,256,141	(145,367,933)
Higher Costs Recognition - Resolution ES No. 250/13	2,212,623,330	-	2,212,623,330
Other operating income	119,784,796	308,740	120,093,536
Other operating expenses	(46,912,346)	-	(46,912,346)
Share loss of Joint Ventures	3,902	(2,998,978)	(2,995,076)
Share profit of associates	(1,382,016)	-	(1,382,016)
Operating profit	1,891,011,099	6,493,969	1,897,505,068

Finance income	242,816,026	(35,487,988)	207,328,038
Finance cost	(115,050,201)	15,036,226	(100,013,975)
Other finance results	(191,248,158)	15,353,710	(175,894,448)
Finance results, net	(63,482,333)	(5,098,052)	(68,580,385)
(Loss) Profit before income tax	1,827,528,766	1,395,917	1,828,924,683

Income tax	(108,567,020)	(1,444,145)	(110,011,165)
Profit before income tax	1,718,961,746	(48,228)	1,718,913,518

Discontinued operations	7,100,255	887,863	7,988,118
Adjustment non-controlling interest in Joint Ventures	839,635	(839,635)	-
Profit for the period	1,726,901,636	-	1,726,901,636

Depreciation and amortization	104,515,745	(10,732,041)	93,783,704

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: (Continuation)

Consolidated statement of operation information for three moths as of June 30, 2012	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	1,847,984,694	(57,384,401)	1,790,600,293
Intersegment sales	5,783,033	(5,122,405)	660,628
Cost of sales	(1,790,391,469)	61,057,400	(1,729,334,069)
Gross loss	63,376,258	(1,449,406)	61,926,852

Selling expenses	(108,003,362)	-	(108,003,362)
Administrative expenses	(122,390,446)	14,378,588	(108,011,858)
Other operating income	112,945,966	318,594	113,264,560
Other operating expenses	(45,283,948)	-	(45,283,948)
Share loss of Joint Ventures	(21,177)	(5,101,994)	(5,123,171)
Share profit of associates	(2,262,063)	-	(2,262,063)
Operating (loss) profit	(101,638,772)	8,145,782	(93,492,990)

Finance income	63,756,035	(18,683,359)	45,072,676
Finance cost	(128,247,152)	13,331,709	(114,915,443)
Other finance results	(84,469,579)	4,489,106	(79,980,473)
Finance results, net	(148,960,696)	(862,544)	(149,823,240)
(Loss) Profit before income tax	(250,599,468)	7,283,238	(243,316,230)

Income tax	3,286,559	(3,993,094)	(706,535)
Loss before income tax	(247,312,909)	3,290,144	(244,022,765)

Discontinued operations	14,971,642	531,358	15,503,000
Adjustment non-controlling interest in Joint Ventures	3,821,502	(3,821,502)	-
Loss for the period	(228,519,765)	-	(228,519,765)

Depreciation and amortization	103,851,968	(8,938,909)	94,913,059

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 28: FINANCIAL INSTRUMENTS

The following chart shows the Company’s financial assets measured at fair value and classified according to their hierarchy as of June 30, 2013 and December 31, 2012. The Company does not have any financial liabilities measured at fair value as of the stated dates.

As of June 30, 2013	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	273,849	-	-	273,849
Government securities	42,805,526	62,253,611	-	105,059,137
Shares	70,546,682	-	70,630	70,617,312
Trust	-	290,733,775	-	290,733,775
Cash and cash equivalents
Investment funds	432,811,111	-	-	432,811,111
Total assets	546,437,168	352,987,386	70,630	899,495,184

As of December 31, 2012	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	26,365,059	-	-	26,365,059
Government securities	78,632,696	5,502,218	-	84,134,914
Shares	64,803,704	-	70,630	64,874,334
Trust	-	241,829,350	-	241,829,350
Cash and cash equivalents
Investment funds	174,189,335	-	-	174,189,335
Total assets	343,990,794	247,331,568	70,630	591,392,992

The techniques used for the measurement of assets at fair value with changes in profits/ losses, classified as Level 2, are detailed below:

- Public debt securities: as applicable i) the current value of contractual cash flows is used, applying a discount rate derived from other similar debt securities’ observable market prices, ii) the fair value of the underlying securities

- Trusts: it was determined based on the measurement of the underlying fair value, which amounts to 40% of CIESA’s shares. To ascertain this value, a measurement of the fair market of CIESA’s assets and liabilities was performed. CIESA’s main asset is its stake in TGS, which has been measured at the value of this company’s American Depositary Receipt. CIESA’s main liability is its financial debt, which has been measured at its book value, which does not significantly differ from its market value.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 29: RELATED PARTIES´ TRANSACTIONS

The following operation carried out with related parties:

a)    Sales of goods and services

	Six months to		Three months to
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Joint ventures
Transener	2,368,408	2,630,697	1,230,453	660,630

Other related parties
CYCSA	498,119	-	498,119	-
	2,866,527	2,630,697	1,728,572	660,630

Principally correspond to advisory services in technical assistance for the operation, maintenance and management of the transport system of high-voltage electricity

b)      Purchases of goods and services

	Six months to		Three months to
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Joint ventures
Transener	(1,073,059)	(5,143,344)	(988,468)	(5,122,404)
	(1,073,059)	(5,143,344)	(988,468)	(5,122,404)

Correspond to maintenance services.

c)     Other operating income

	Six months to		Three months to
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Other related parties
CYCSA	204,088	-	125,000	-
	204,088	-	125,000	-

d)    Financial cost

	Six months to		Three months to
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Other related parties
PYSSA	(42,787)	(28,974)	(15,787)	(14,551)
TGS	(4,479,032)	(4,067,248)	(2,301,229)	(2,075,243)
	(4,521,819)	(4,096,222)	(2,317,016)	(2,089,794)

Correspond mainly to interest on loans received.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 29: (Continuation)

e)         Capital Integration

	06.30.2013	06.30.2012
Joint ventures
Citelec	(1,198,434)	-
	(1,198,434)	-

f)      Balances with related parties:

As of June 30, 2013	Financial assets	Trade receivables	Other receivables		Accounts payable	Borrowings
	Non Current	Current	Non Current	Current	Current	Current	Non Current
Joint ventures
Transener	-	1,286,206	-	-	609,640	-	-
Other related parties
CIESA	-	-	7,778,848	-	-	-	-
CYCSA	-	361,635	-	186,229	-	-	-
Fideicomiso CIESA	290,733,775	-	-	-	-	-	-
Orígenes Retiro	-	-	-	-	-	51,760,292	214,988,770
Orígenes Vida	-	-	-	-	-	80,719	-
TGS	64,255,612	-	-	5,082,048	-	-	156,001,584
	354,989,387	1,647,841	7,778,848	5,268,277	609,640	51,841,011	370,990,354

As of December 31, 2012	Financial assets	Trade receivables	Other receivables		Accounts payable	Borrowings
	Non Current	Current	Non Current	Current	Current	Current
Joint ventures
Transener	-	1,014,243	-	25,671	128,369	-
Other related parties
CIESA	-	-	6,671,076	-	-	-
CYCSA	-	-	-	356,365	-	-
Fideicomiso CIESA	241,829,350	-	-	-	-	-
Grupo Dolphin	-	-	-	254,100	-	-
Orígenes Retiro	-	-	-	-	-	40,296,833
TGS	58,608,616	-	-	6,488,030	-	138,048,024
	300,437,966	1,014,243	6,671,076	7,124,166	128,369	178,344,857

NOTE 30: CONTINGENCIES

As at the issuance of these condensed interim consolidated financial statements, there are no significant changes regarding the situation disclosed by the Company as at December 31, 2012 with the exception of the following:

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: (Continuation)

i.      Edenor

Edenor S.A. c/ Res. ENRE No. 32/11

i)      Purpose: By this action, Edenor challenges such resolution, which established the following:

-          That Edenor be fined in the amount of Ps. 0.8 million due to its failure to comply with the obligations arising from Section 25) sub-sections a, f and g of the Concession Agreement and Section 27 of Law No. 24,065.

-          That Edenor be fined in the amount of Ps. 0.4 million due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and Resolution No. 905/99 of the ENRE.

-          That Edenor customers be paid as compensation for the power cuts suffered the following amounts: 180 to each small-demand residential customer who suffered power cuts that lasted more than 12 continuous hours, 350 to those who suffered power cuts that lasted more than 24 continuous hours, and 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

ii)     Amount: Ps. 22.4 million.

Procedural stage of the proceedings: on July 8, 2011, Edenor requested that the substance of the case be served on the ENRE, which is taking place at the date of issuance of these consolidated financial statements. Furthermore, on October 28, 2011 Edenor filed an appeal (“Queja por Recurso Denegado”) to the Federal Supreme Court requesting that the rejected extraordinary federal appeal be sustained. On April 24, 2013, Edenor was notified of the Appellate Court’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor was declared formally inadmissible. On May 3, 2013, Edenor filed an ordinary appeal (“Recurso Ordinario de Apelación”) with the Supreme Court. Additionally, on May 13, 2013, an extraordinary appeal (“Recurso Extraordinario Federal”) was also filed with the same Court.

iii)   Conclusion: At the end of the three month period ended June 30, 2013, the provision recorded in relation to the aforementioned compensations amounts to Ps. 31.9 million including principal amount and accrued interest. It is estimated that this case will not be terminated in 2013

Edenor S.A. c/ ENRE s/ Amparo

i)      Purpose: the adoption by the ENRE, in the performance of its duties, of those measures which in the opinion of Edenor are not only urgently needed but also essential for the provision of the public service of electricity distribution and sale on a continuous, regular and safe basis as stipulated in the “Concession Agreement”.

ii)     Amount: not specified in the complaint.

iii)   Procedural stage of the proceedings: With the publication of Resolution SE No. 250/13, the SE, in Edenor’s opinion, has explicitly and implicitly resolved the administrative claim duly filed, partially upholding Edenor’s claim and with the consequences that in such regard establishes section 31 of the Administrative Procedure Law, for which reason that claim has come to an end with the issuance of the aforementioned administrative resolution. Taking into account what has been previously mentioned, Edenor brought the legal action mentioned in Note 2 Section Distribution point b, order to interrupt the procedural term to which Section 31 of Act 19,549 refers.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: (Continuation)

ii.    CTLL

Legal actions for breaches by the Contractor

As a result of the serious delays in the delivery of the expansion work, the lower power produced by the installed steam turbine (165 MW as compared with the originally expected 176 MW) and other breaches by the Contractor, CTLL is currently under an arbitration proceeding brought before an Arbitration Court constituted pursuant to the arbitration rules of the International Chamber of Commerce.

The arbitration complaint was brought by the Contractor, which claims as follows:

(i)       The granting of the provisional reception certificate under the Construction Agreement;

(ii)      The return of the amounts collected by the Company through the execution of the sureties issued by BBVA and Commerzbank AG for a total amount of US$ 19 million;

(iii)     The payment of the last contractual milestone, which had received a discount by the Contractor, valued at in US$ 18 million;

(iv)     The payment of the damages which would result from the Company’s actions regarding items (i) and (ii) above.

CTLL filed a counterclaim against the Contractor seeking a whole redress of the serious injuries sustained as a result of the above mentioned breaches.

In the course of litigation, the Contractor successfully requested two injunctive orders before Argentine Commercial Courts to guarantee the result of the arbitration; to such effect, two attachments were placed on the Company (one in December 2011 and the other in October 2012) for a total amount of US$ 22.6 million, which were wholly substituted by two surety bonds.

On March 27, 2013, the parties filed the statements of legal grounds for their respective claims in the arbitration conducted under the rules of the International Chamber of Commerce. The Contractor assessed its claims in the amount of US$ 97.5 million, including US$ 71.5 million for reputational damages. Likewise, CTLL assessed its claims in the total amount of US$ 148.3 million, and later restated this amount to U$S 228.2 million on account of the damages sustained as a result of the accident which took place in the Plant on November 14, 2012, which is described below.

On July 26, 2013, the parties filed their answers to the complaint and the counterclaim.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: (Continuation)

New accident in the generating plant

On November 14, 2012, the transportation facilities connecting CTLL with the MEM became out of service, which resulted in the outage of the plant’s gas turbine units and steam turbine unit. The outage of the steam turbine unit was caused by abnormal operating conditions and caused serious damage on the turbine and the generator. As a result of this event, all applicable claims were filed and notices were sent to the insurance companies, the contractors in charge of the project and CAMMESA.

As at the issuance hereof, the TV Unit has been repaired and is commercially operative since last June 13.

CTLL requested the Arbitration Court to allow for the introduction of new compensation claims resulting from the damage inflicted on the turbine and the generator. The Arbitration Court passed a procedural order upholding CTLL’s request.

Claim compensation insurers

As regards this last accident, CTLL is making the necessary filings with the insurance companies and following the usual procedures to receive the compensations for the damages sustained as a result of the new failure and minimize losses in connection with the WEM Supply Agreement. Although this proceeding is long due to the complexity of the Project, the type of accident and the large scope of the damages sustained, insurance companies have accepted the claim and made some advances to CTLL on account of the final settlement. As at the issuance hereof, CTLL has received advances from insurance companies amounting to Ps. 92.2 million.

Economic Recognition by the Contractor

On March 30, 2011 CTLL accepted a proposal by the Contractor (the “March Agreement”) whereby the Contractor granted the Company an economic recognition, which would be offset with pending payments corresponding to the last payment milestone under the agreements. Pursuant to the agreement, the recognized amount was valued at US$ 18 million.

In view of the progress of the different stages of the arbitration proceeding and the recent filing of the statement of legal grounds of the complaint by the Contractor and the answer filed by CTLL, which allowed CTLL to get to know the merits of the claims, expert legal counselors consider that the Contractor’s arbitration claim for the payment of the last contractual milestone and the nullity of the recognition are highly unlikely to succeed. Therefore, even though the Provisional Reception of the Works required by the specific Agreements has not taken place, as at June 30, 2013, CTLL recorded as income the economic recognition granted by the Contractor pursuant to the March Agreement in the amount of Ps. 84.8 million, and it has offset the liabilities recorded for the last payment milestone under the agreements for the same amount.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: (Continuation)

Gross Income Taxes

CTLL submitted a note to the Province of Neuquén’s Revenue Department in order to inform it that CTLL considers that the electric power generation activity conducted in that province should be covered by Section 12 of Act No. 15,336. Pursuant to this article, income derived from the generation of electric power is exempt from the provincial gross income tax.

As at June 30, 2013, a provision for gross income tax liabilities which would have been assessed for the April – June 2013 period in case the electric power-derived income had been taxed is held for a total amount of Ps. 8.5 million, including compensatory interest.

iii.  CTG

Legal proceeding with DESA

As at the date of these Condensed Consolidated Interim Financial Statements, CTG is a defendant in a proceeding brought by DESA. The complaint seeks to enforce performance of a contract entered into between the parties and to collect differences in the settlement of fees paid to the plaintiff pursuant to this contract. On December 30, 2011, judgment was rendered partially upholding the complaint, and CTG was sentenced to pay the money differences resulting from the settlement of fees for the challenged periods as requested by the plaintiff, and dismissing the plaintiff’s claim regarding the recognition of fees after its termination. It should be pointed out that the plaintiff has not ascertained the amount in its complaint. CTG and DESA appealed the judgment.

On May 21, 2013, the Federal Chamber of Appeals in Commercial Matters passed a final judgment totally revoking the first-instance decision, that is: (i) it dismissed the request for payment of differences in the 2006/2007 fees settlement; (ii) it sustained the request for the continuation of the contract, ordering CTG to pay DESA fees for the whole life of the contract between CTG and CEMSA. Furthermore, it modified the attribution of court costs assessed in the previous judgment by establishing that court fees corresponding to both procedural stages would be borne in the following proportion: 60% by CTG and the remaining 40% by the plaintiff.

On May 24, 2013, CTG filed a request for clarification as regards item (ii) of the previous paragraph, since the judgment stated that “fees apply to the whole life of the contract between CTG and CEMSA”, requesting the Court to clarify that the plaintiff’s fees refer exclusively to the contract effective as from May 1, 2007, and does not comprise any other contract which may have been entered into between CTG and CEMSA.

On May 30, 2013, Panel C held as follows: “Since it is sufficiently clear that the judgment refers to the contract entered into between CTG and CEMSA on May 1, 2007, the motion for clarification filed by the defendant should be dismissed”.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: (Continuation)

It should be pointed out that the previously mentioned Contract had a very specific operation in view of the dispatch conditions of the Argentine Interconnection System —SADI— and the Contract's administration procedure by the Republic of Argentina’s OED based on the applicable regulations in force at that time. Therefore, between May 1, 2007 and October 31, 2007 the contract only allowed CEMSA to support exports to the Eastern Republic of Uruguay for 8 days.

In view of this, on November 7, 2007 CTG and CEMSA agreed to cancel the Marketing Agreement for 150 MW to support exports to the Eastern Republic of Uruguay and with retroactive effects to May 8, 2007, and entered into a new Marketing Agreement for 150 MW to support exports to the Eastern Republic of Uruguay for the September 1, 2007 – October 31, 2009 period.

As at the issuance hereof, CTG is drawing up the settlement for the May 1, 2007 – August 30, 2007 period, which will be submitted to the Court for its consideration.

As of June 30, 2013, the provision for contingencies recorded by CTG amounts to Ps. 4.6 million.

iv.   PESA and subsidiaries

Minimum Presumed Income Tax – Declaratory Relief

During the month of May 2013, the Company and its subsidiaries CTLL, EGSSA, EGSSAH and EASA filed a petition for declaratory relief pursuant to Section 322 of the Federal Code of Civil and Commercial Procedure against AFIP – DGI in order to obtain assurance as to the application of the minimum presumed income tax for the fiscal year 2012 based on the decision by the Supreme Court in “Hermitage” passed on June 15, 2010.

Furthermore, the Company and its subsidiaries CTLL, EGSSA, EGSSAH and EASA requested the granting of interim injunctive relief so that AFIP may refrain from demanding the payment or instituting tax execution proceedings on the tax for the fiscal year 2012 and the tax advances for the fiscal period 2013.

As at the date of these financial statements issuance, the intervening Court has not rendered a decision either on the injunctive order or on the substance of the claim.

As at June 30, 2013, the Company held a provision for the minimum presumed income tax for fiscal periods 2010-2013 amounting to Ps. 106.1 million, including compensatory interest.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: (Continuation)

v.     HINISA and HIDISA

Income tax – Inflation adjustment

HINISA and HIDISA have assessed the income tax corresponding to fiscal year 2012 by applying the inflation adjustment mechanism, especially the provisions of Title VI of the Income Tax Law and the provisions on inflation adjustment for the amortization of intangible assets of Section 81.f of this Law and Section 128 of its Regulatory Decree, to such effect using the domestic wholesale price index (IPIM) published by the National Institute of Statistics and Censuses based on its similarity with the parameters put forward in re “Candy S.A.” solved by the National Supreme Court of Justice, in which sentence on July 3, 2009 ruled for the application of the inflation adjustment mechanism.

As at June 30, 2013, a provision for income tax liabilities which would have been assessed for the fiscal year 2012 period in case the inflation adjustment had not been deducted is held for the total amount of Ps. 21.3 million, including compensatory interest.

NOTE 31: DISCONTINUED OPERATIONS, ASSETS CLASSIFIED AS HELD FOR SALE AND LIABILITIES ASSOCIATED

In February 2013 Edenor received offers from two investment groups for the acquisition of the total number of shares of AESEBA, the controlling company of EDEN. On February 27, 2013, Edenor Board of Directors unanimously approved the acceptance of the Offer Letter sent by Servicios Eléctricos Norte BA S.L. (the “Buyer”) for the acquisition of the shares representing 100% of AESEBA’s capital stock and voting rights. The price offered by the buyer is payable through the delivery of Edenor debt securities for an amount equivalent, considering their quoted price at the date of the acceptance, to approximately US$ 85 million of nominal value. Such price was fixed in Bonar 2013 sovereign debt bonds or similar bonds (“the Debt Securities”) for a value equivalent to Ps. 334 million at the closing of the transaction, considering the market value of such government bonds at that time.

In this regard, a Trust was set up in March 2013 by the Settlor (the Buyer), the Trustee (Equity Trust Company from Uruguay) and Edenor.

At the closing date of the transaction, which took place on April 5, 2013, the buyer deposited in the Trust cash and Debt Securities for the equivalent of Ps. 262 million pesos, considering the market value of those government bonds at the closing date, and, prior to December 31, 2013, the buyer will be required to deposit in the Trust Debt Securities for the equivalent of 8.5 million of nominal value divided by the average price of purchase thereof.  At the closing of the transaction, Edenor received the rights as beneficiary under the Trust. With the proceeds of the liquidation of the bonds received the Trust will purchase Edenor Class 9 and Class 7 Corporate Notes due in 2022 and 2017, respectively.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 31: (Continuation)

At the date of these unaudited consolidated condensed interim financial statements, the Trust has purchased US$ 10 million and US$ 46.3 million nominal value of Edenor Corporate Notes due in 2017 and 2022, respectively. Subsequent to the closing date of the period, the Trust made additional purchases for US$ 4 million nominal value of Corporate Notes due in 2022.

In this manner, Edenor divested the AESEBA segment, which resulted in a loss of Ps. 96.5 million, included within the profit (loss) for the period - discontinued operations, after tax-related effects and without considering the results of the repurchase of Corporate Notes, which will be recognized by the Company insofar as such transaction takes place. At June 30, 2013, and due to the repurchases of the Company’s own debt made by the Trust, Edenor recorded a gain of Ps. 43.70 million, included in the “Other financial expense” line item of the Statement of Comprehensive Income (Loss).

Additionally, the Company has arranged for the sale of its subsidiary main asset Energía Distribuida SA (Engines MAN).

The main types of assets and liabilities are:

	06.30.2013	12.31.2012

Properties, plant and equipment (1)	160,005,256	112,183,646
Intangible assets	2,739,667	-
Trade and other receivables	75,868,049	73,838,056
Deferred tax asset	33,529,321	36,873,121
Inventories	1,363,095	1,147,690
Cash and cash equivalents	13,209,128	11,154,421
Total assets classified as held for sale	286,714,516	235,196,934

Trade and other payables	147,286,075	125,818,661
Borrowings	25,428,189	4,622,697
Salaries and social security payable	9,392,143	10,011,859
Defined benefit plans	4,145,757	-
Taxes payable	10,005,146	6,073,425
Provisions	9,138,419	9,309,881
Total liabilities associated to assets classified as held for sale	205,395,729	155,836,523

(1) The breakdown is:
Properties, plant and equipment acording to Note	160,664,249	127,932,133
Impairment adjustment to net realizable value	(658,993)	(15,748,487)
	160,005,256	112,183,646

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 31: (Continuation)

The consolidated financial statements related to discontinued operations are disclosed below

a.       Statement of comprehensive income

	06.30.2013	06.30.2012

Sales	344,896,319	557,143,000
Cost of sales	(235,569,578)	(411,120,000)
Gross profit	109,326,741	146,023,000

Selling expenses	(43,572,831)	(51,116,000)
Administrative expenses	(24,185,879)	(29,351,000)
Other operating income	474,008	362,000
Other operating expenses	(35,087,007)	(4,645,000)
Operating income	6,955,032	61,273,000

Financial income	9,959,246	2,388,000
Financial cost	(23,967,005)	(16,750,000)
Other finance results	(5,205,990)	(1,244,000)
Financial results, net	(19,213,749)	(15,606,000)
(Loss) income before income tax	(12,258,717)	45,667,000

Income tax	(8,640,753)	(3,941,000)
(Loss) Income after income tax	(20,899,470)	41,726,000

Impairment of assets classified as held for sale	(658,993)	(15,748,487)
(Loss) Income on sale of assets classified as held for sale	(187,913,082)	36,889,487
Income tax	89,421,740	(7,399,000)
Total (loss) income of the period	(120,049,805)	55,468,000

Total (loss) income of the period attributable to:
Owners of the company	(82,468,857)	27,552,551
Non - controlling interest	(37,580,948)	27,915,449
	(120,049,805)	55,468,000

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: ECONOMIC AND FINANCIAL SITUATION OF DISTRIBUTION, TRANSMISSION AND GENERATION SEGMENTS

Distribution

In the last two fiscal years ended December 31, 2012 and 2011, Edenor recorded negative operating and net results, with its liquidity level and working capital having been affected as well. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its real higher costs (MMC), as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%, which have led Edenor to report negative equity as of March 31, 2013.  In the second quarter ended June 30, 2013, and as a consequence of the partial recognition of higher costs (in accordance with the provisions of Section 4.2 of the Adjustment Agreement) for the period May 2007 through February 2013, Edenor turned its accumulated deficit at March 31, 2013 into positive retained earnings, thereby rectifying the situation of corporate dissolution to which it had been exposed.

Nevertheless, the constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine rate increases will continue to deteriorate Edenor’s operating results, demonstrating that this recognition is insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires.

It is worth mentioning that, in general terms, the quality of the distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, Edenor has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, such as: (i)  reducing certain specified costs, including the reduction of top management personnel’s fees; (ii) selling or disposing of all its shareholdings in subsidiaries and collecting the totality of the loans granted to such companies (except for EDELAR); (iii) making all reasonable efforts to obtain from the authorities the funds necessary to face the salary increases demanded by unions; (iv) seeking new financing options; (v)  refinancing the financial debt with extended maturity terms and/or; (vi) deferring the timing for certain estimated capital expenditures; provided that these measures do not affect the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

Edennor has made a series of presentations before control agencies, regulatory authorities and courts in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand. In this context, the ENRE has issued Resolution No. 347/12, which established the application of fixed and variable charges that allowed Edenor to obtain additional revenue as from November 2012. However, such additional revenue is insufficient to make up the aforementioned deficit due to the constant increase of operating costs and the increase in salary and third-party costs for the year 2013.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

In view of the aforementioned, and given the inefficacy of the administrative and judicial actions pursued and presentations made by Edenor, on December 28, 2012,  an action for the protection of the Edenor’s rights (“acción de amparo”) was brought against the ENRE so that the Regulatory Authority, in the performance of its duties, could adopt those measures which, in Edenor’s opinion, are not only urgently needed but also essential for the provision of the public service of electricity distribution that Edenor is required to provide under the concession agreement on a continuous, regular and safe basis.

Furthermore, with the aim of maintaining and guaranteeing the provision of the public service, and in order to alleviate the financial situation, as from October 2012 Edenor found itself forced to partially cancel, on a temporary basis, the obligations with the MEM with surplus cash balances after having complied with the commitments necessary to guarantee the provision of the public service that Edenor is required to provide, including the investment plans underway and operation and maintenance works, as well as with the payment of the salary increases established by Resolution No. 1906/12 of the Secretariat of Labor dated November 27, 2012 and the Salary Agreement dated February 26, 2013.  The ENRE and CAMMESA sent notices to Edenor demanding payment of such debt, which have been duly replied by Edenor.

In this context, and considering both the above-described situation and the negative equity reported in Edenor’s Financial Statements for the interim period ended March 31, 2013, the SE  issued Resolution No. 250/13, published in the Official Gazette on May 15, 2013, which, among other issues, determined and approved the values of the adjustments resulting from the MMC, to which Edenor is entitled, for the period May 2007 through February 2013, although in today’s terms they are insufficient to cover the current operating deficit. Additionally, it established mechanisms to offset this recognition against the PUREE-related liability, and, partially, against the debt held with CAMMESA as detailed in Note 2.

In this manner, the SE, in its capacity as grantor of the Concession Agreement, has provided a solution which, although transient and partial in nature, temporarily modified the situation that Edenor tried to rectify with the filing of the action for the protection of its rights (“acción de amparo”). This solution, in addition to the requirement imposed by the SE through Resolution No. 250/13, led Edenor to abandon, on May 29, 2013, the action filed, requesting that both parties be charged with the legal costs thereof, and to continue to claim on the fundamental issue by way of another action (Note 30.i).

Consequently, as described in Note 2, these financial statements include the effects of such resolution, which resulted mainly in Edenor recording a positive balance in the retained earnings account rather than accumulated deficit.

Although the effects of this resolution are a significant step towards the recovery of Edenor’s situation, inasmuch as it allows for the regularization of the equity imbalance generated by the lack of a timely recognition of the MMC adjustment requests made in the last years, such resolution does not provide a definitive solution to Edenor’s economic and financial equation due to the fact that the level of revenue generated by the electricity rate schedules in effect, even after applying Resolution SE No. 250/13,  does not allow for the absorption of neither operating costs nor investment requirements or the payment of financial services. Therefore, this cash flow deficit will translate once again into a working capital deficit, which, taking into account that Edenor is not in condition to have access to other sources of financing, will result in the need to continue to cancel only partially the obligations with CAMMESA for energy purchases. The application of an offsetting mechanism similar to that implemented by Resolution No. 250/13 is to be authorized by the SE by way of a new administrative act.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

In spite of the above-mentioned, Edenor Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of Edenor’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action. Nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

The outcome of the overall electricity rate review is uncertain as to both its timing and final form. Therefore, the uncertainties of the previous year in this regard continued during the period being reported, thus if in fiscal year 2013: (i) the new electricity rate schedules are not issued by the ENRE; (ii) Edenor is not granted other recognition or any other mechanism to compensate for cost increases, in addition to the revenue obtained from the application of Resolution No. 347/12, the funds derived from the PUREE, or the recognition of MMC values and the offsetting mechanism established by Resolution No. 250/13, and/or; (iii) Edenor does not obtain from the Federal Government other mechanism that provides it with financing for cost increases, it is likely that Edenor will have insufficient liquidity and will therefore be obliged to continue implementing, and even deepening, measures similar to those applied until now in order to preserve cash and enhance its liquidity. As stated in previous periods, Edenor may not ensure that it will be able to obtain additional financing on acceptable terms.  Therefore, should any of these measures, individually or in the aggregate, not be achieved, there is significant risk that such situation will have a material adverse impact on Edenor’s operations. Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under Edenor’s control, such as the requested electricity rate increases or the implementation of another source of financing or offsetting mechanism, the Board of Directors has raised substantial doubt about the ability of Edenor to continue as a going concern in the term of the next fiscal year, being obliged to defer once again certain payment obligations, as previously mentioned, or unable to comply with the agreed-upon salary increases or the increases recorded in third-party costs.

Nevertheless, these condensed interim consolidated financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that Edenor will continue to operate normally. Therefore, they do not include the adjustments or reclassifications that might result from the outcome of this uncertainty.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

Although the subsidiary Edenor represents more than 50% of the consolidated assets and income of Pampa Energía, the Company considers that this substantial doubt regarding its controlled company Edenor does not affect its capacity to continue conducting business on an ordinary basis, mainly due to the following reasons: i) There are no cross-default clauses in Edenor or the Company’s indebtedness agreements in case of breach of the commitments arising from such agreements by the former; ii) Pampa Energía is not a guarantor of any indebtedness incurred by Edenor; iii) Edenor does not depend financially on Pampa Energía, since this subsidiary has not paid dividends or granted significant loans to it as from its acquisition date on 2007; iv) There are and there have been no significant balances or transactions between Pampa Energía and Edenor, except for the existing debt on the Company for the purchase of EGSSAH; v) The Company is not contractually obliged to render financial assistance to Edenor; vi) Since it is a public utility licensee, Edenor has certain specific characteristics established in the Concession Agreement.

The Company has made its projections in order to assess the recoverable value of its non-current assets (including those recognized at the time of acquisition) corresponding to Edenor in the understanding that it will be granted a tariff increase according to the circumstances.

The allowance for recoverability recorded at December 31, 2012 has not changed significantly to date of these interim condensed consolidated financial statements.

Transmission

Citelec estimates that if the delays by CAMMESA in the payment of the monthly remuneration for the electric power transmission service and the Fourth Line Royalty existing as from the last quarter of 2012 persist, the economic and financial situation of both companies will continue deteriorating.

Even though it is still difficult to forecast the evolution of the topics stated in this note and their possible impact on Citelec’s business and cash flows, the execution of the Renewal Agreement constitutes a remarkable milestone towards the consolidation of Citelec’s economic and financial equation. Citelec has prepared its Condensed Consolidated Interim Financial Statements using the accounting principles applicable to an on-going business.

Consequently, these statements do not include the effects of any applicable adjustment or reclassification in case these situations are not resolved favorably to the continuity of Citelec’s operations and, thus, this company is forced to realize its assets and discharge its liabilities, including contingent ones, under conditions that are not in its ordinary course of business.

As regards participation in the Citelec joint business, this company has made its projections in order to assess the recoverable value of its non-current assets based on its estimates on the final outcome of the tariff adjustments requested by its controlled companies Transener and Transba.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

Generation

During this period, CPB’s economic and financial situation has continued to worsen, with an increase in operating losses and a shortfall of operating funds. The continuous imbalance between income and operating costs CPB is experiencing since late 2011 has resulted in a shortage of resources generating important delays in the replacement of certain components of the plant’s equipment and, consequently, limiting the production capacity of the generating units, which are working at about 50% of their rated power.

As a result, during this period CPB has started to bear penalties for failing to reach the minimum 80% availability undertaken under the loan agreement entered into with CAMMESA on March 21, 2011 pursuant to ES Resolution No. 146/02 and ES Notes No. 6157/10 and 7375/10. It should be pointed out that the agreement provides for the application of a maximum penalty equivalent to 25% of the value of the received financing’s principal.  The penalties received by CPB during the six-month period ended June 30, 2013 amount to Ps. 1.6 million.

Despite the additional cash flows from the financing granted by CAMMESA pursuant to ES Resolution No. 146/02, which allowed CPB to perform a big number of delayed tasks in Unit 29 and to begin recovery works in Unit 30, these flows have been insufficient in the light of the important technical difficulties still faced by both units.

Specifically, CPB does not have sufficient funds to begin the major maintenance tasks in Unit 29 scheduled for the year 2014.

The new remuneration scheme implemented through ES Resolution No. 95/13 would not substantially modify CPB’s income since it has not managed to reach the availability parameters which would enable it to collect the maximum stated remuneration. However, according to estimates by the management, the full collection of the remuneration established by the mentioned resolution would only allow CPB to overcome the difficult situation it is undergoing and reach an equilibrium condition in terms of operating expenses, but not to generate the necessary resources to afford the capital investments necessary to keep the plant’s operating capacity under normal availability conditions.

Taking into consideration the implementation of ES Resolution No. 95/13 (Note 2.a, section “Generation”), the industry’s new remuneration scheme has modified the projections made by CPB regarding the recoverability of its property, plant and equipment. CPB has revalued its discounted cash flows based mainly on the following assumptions:

i.       Discount rate: 11.6%.

ii.     Growth rate: 0%.

iii.    Plant’s availability factor: 85% on average.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

iv.  The collection of the maximum remuneration provided for fixed costs through the new scheme (44 $/MW-hrp) based on the provisions of item iii.

v.    The capital investments necessary to keep the plant’s operating capacity under normal availability conditions will be paid by CAMMESA.

When estimating future cash flows, the CPB’s management is required to make critical judgments. Actual cash flows and values may differ significantly from the expected future cash flows and their related values obtained through discount techniques. However, CPB’s Management can not ensure that the future performance of the variables used to make its projections will be in line with its estimates. Therefore, significant differences may arise in relation to the estimates used and assessments made as of the issuance date of these Condensed Consolidated Interim Financial Statements.

If the conditions prevailing as at the issuance of these Condensed Consolidated Interim Financial Statements persist, CPB’s management considers the company’s economic and financial situation will continue worsening, and it estimates negative cash flows and operating results and a deterioration of financial ratios for the rest of the period.

In view of the foregoing, CPB’s management continues analyzing different scenarios and possibilities to moderate or minimize the negative impact of the company’s situation on its operating cash flows and to submit alternative courses of action for the shareholders’ consideration; however, the key aspect is still being able to generate the resources necessary to afford the capital investments necessary to fully recover the plant’s operating capacity.

NOTE 33: WORKING CAPITAL DEFICIT

As of June 30, 2013, the Company’s working capital was negative and amounted to Ps. 514.9 million. This deficit has been generated mainly in the Distribution segment through its indirect subsidiary Edenor, which as at the date of these financial statements had a working capital deficit amounting to Ps. 481.4 million as a result of its current economic and financial situation, which is detailed in Note 32. In the Generation segment, subsidiaries CTG, CTLL and CPB kept a consolidated working capital deficit in the amount of Ps. 235.6 million. The Company expects to reverse its current position in the Generation segment with the net flow generated by operations and through the refinancing of financial liabilities.

NOTE 34: FOTAE

During the first half of 2013, the interconnection works between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station, were brought into service. The Company and Edesur were to contribute 30% of the total execution cost of the works, whereas the remaining 70% is to be absorbed by CAMMESA.

Consequently, at June 30, 2013, Edenor recognized as facilities in service in the Property, plant and equipment account its participation in the total of the works for an amount of Ps. 85.2 million, Ps. 48.9 million of which have not yet been contributed, debt which is disclosed in Other liabilities line of Current Liabilities.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 34: (Continuation)

Furthermore, Edenor is still awaiting the SE’s definition concerning who will be appointed as the owner of the totality of the works and the final valuation thereof.

NOTE 35: SUBSEQUENT EVENTS

Trust Resolution ENRE No. 347/12

On July 4, 2013, Edenor and Nación Fideicomisos S.A. signed an Addendum to the private Financial and Management Trust Agreement entered into by the parties on November 29, 2012.

In the aforementioned Addendum it is agreed that Nación Fideicomisos S.A., in its capacity as trustee, will issue, in accordance with the public offering system authorized by CNV, VRD to be offered to the market for a nominal value of up to Ps. 312.5 million. The proceeds will be used to finance the payment of Edenor’s investment plan.

Initially, the aforementioned securities will be sold through a private placement, and, subsequently, through a public offering. The aforementioned securities, which may be paid-in in kind, will accrue interest at the Private BADLAR rate. The debt will be amortized in accordance with the following amortization schedule: 5% in the first year, 10% in the second, 28% in the third, 29% in the fourth and 28% in the fifth year.

In this regard, said agreement stipulates that payment obligations under the VRD will be solely and exclusively the obligations of Nación Fideicomisos S.A. (to the extent that the trust assets are sufficient) and will not imply in any way whatsoever any guarantee or recourse against Edenor, which in no case will be liable for the non-payment, whether total or partial, of any amount owed under the VRD or any other concept contemplated by the Trust Agreement duly signed.

Disposal group classified as held for sale

On August 5, 2013, Edenor was notified of the issuance of Resolution No. 216/13 of the ENRE pursuant to which the Regulatory agency resolved, with reference to the purchase of EMDERSA, AESEBA and their subsidiaries made by Edenor in March 2011, that the procedure established by Section 32 of Law No. 24,065 had been complied with, formally authorizing the acquisition thereof.

Free translation from the original in Spanish for publication in Argentina

LIMITED REVIEW REPORT

To the Shareholders, President and Board of Directors of
Pampa Energía S.A.
Legal address: Ortiz de Ocampo 3302, Edificio 4
Autonomous City of Buenos Aires
Tax Code No. 30-52655265-9

1.       We have reviewed the accompanying condensed interim consolidated financial statements of Pampa Energía S.A. (“Pampa Energía” or “the Company”) and its subsidiaries which includes the condensed interim consolidated statement of financial position as of June 30, 2013, the condensed interim consolidated statement of comprehensive income for the six and three-month periods then ended, the condensed interim consolidated statement of changes in equity and of cash flows for the six-month period then ended and complementary selected Notes.  The amounts and other information related to fiscal year 2012 and its interim periods, are part of the financial statements mentioned above and therefore should be considered in relation to those financial statements.

2.       The Board of Directors is responsible for the preparation and issuance of these financial statements in accordance with International Financial Reporting Standards (IFRS), adopted  as Argentine Generally Accepted Accounting Principles by Federation of Professional Councils in Economic Sciences (FACPCE) and  incorporated by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, it’s responsible for the preparation and issuance of the condensed interim consolidated financial statements mentioned in paragraph 1. in accordance with International Accounting Standards (IAS) 34 “Interim financial reporting”. Our responsibility is to express a conclusion based on the limited review we have performed with the scope detailed in paragraph 3.

3.      Our review was limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods which consist mainly of the application of analytical procedures to the amounts disclosed in the condensed interim consolidated financial statements and making inquiries to Company staff responsible for the preparation of the information included in the condensed interim consolidated financial statements and its subsequent analysis. The scope of this review is substantially less than an audit, the purpose of which is the expression of an opinion on the financial statements under review. Consequently, we do not express any opinion on the consolidated financial position, consolidated comprehensive income, and consolidated cash flow of the Company.

4.       As indicated in Note 32 of the condensed interim consolidated financial statements, the Company has prepared its projections to determine the recoverable value of its non-current assets (including those recognized at the time of acquisition) for Edenor, based on the understanding that Edenor will obtain tariff improvements in accordance to current circumstances.

Both actual cash flows and future results may differ from the estimates and evaluations made by management at the date of preparation of these condensed interim consolidated financial statements. In this regard, we are not in a position to foresee whether the assumptions used by management to prepare such projections will materialize in the future, and consequently, if the recoverable value of non-current assets (including those recognized at the time of acquisition) of Edenor will exceed their respective net book values.

5.      As indicated in Note 32 of the condensed interim consolidated financial statements, in relation to the interest in the joint venture on CITELEC, this company has prepared its projections to determine the recoverable value of its non-current assets, based on forecasts of the outcome of tariff updates requested by its subsidiaries, Transener S.A. and Transba S.A.

Both actual cash flows and future results may differ from the estimates and evaluations made by management at the date of preparation of these condensed interim consolidated financial statements. In this regard, we are not in a position to foresee whether the assumptions used by CITELEC to prepare such projections will materialize in the future, and consequently, if the recoverable value of the non-current assets of CITELEC will exceed their respective net book values, affecting the recoverable amount of Pampa Energía´s investment in CITELEC.

6.      As indicated in Note 32 of the condensed interim consolidated financial statements, the Company has prepared its projections to determine the recoverable value of non-current assets for CPB, considering the new remuneration scheme introduced by the Resolution of the Secretariat of Energy N° 95/13 and estimating that the necessary capital investments for the maintenance of the operational capacity of the plant in normal conditions will be supported by CAMESSA.

Both actual cash flows and future results may differ from the estimates and evaluations made by management at the date of preparation of these condensed interim consolidated financial statements. In this regard, we are not in a position to foresee whether the assumptions used by management to prepare such projections will materialize in the future, and consequently, if the recoverable value of non-current assets of CPB will exceed their respective net book values.

7.      Based on our review, subject to the effect on the condensed interim consolidated financial statements that could derive from possible adjustments or reclassifications, if any, that might be required following resolution of the situations described in paragraphs 4., 5. and 6., nothing has came to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in paragraph 1., are not prepared in all material aspects, in accordance with IAS 34.

8.      In compliance with current regulations, we report that:

a)        the condensed interim consolidated financial statements of the Company are in process of being transcribed into the “Inventory and Balance Sheet” book;

b)       the condensed interim separate financial statements of the Company (included in the Spanish version of the financial statements) are in process of being transcribed into the “Inventory and Balance Sheet” book;

c)        we have read the summary of activities as of June 30, 2013, on which, as regards to those matters that are within our competence, we have no observations to make other than those mentioned in paragraphs 4., 5. and 6.;

d)    as of June 30, 2013 the were no liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records.

Autonomous City of Buenos Aires, August 12, 2013

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Andrés Suarez

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 23, 2013

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.